EXHIBIT 99.1

RUBICON MINERALS CORPORATION

2014

NOTICE OF ANNUAL GENERAL AND SPECIAL
MEETING
OF SHAREHOLDERS

AND

INFORMATION CIRCULAR

Place	TMX Broadcast Centre Gallery The Exchange Tower 130 King Street West Toronto, Ontario M5X 1J2
Time	2:00 PM (Eastern Time)
Date	Wednesday, June 25, 2014

RUBICON MINERALS CORPORATION

C O R P O R A T E D A T A	Head Office Suite 902 – 170 University Avenue Toronto, Ontario M5H 3B3 Telephone: 416-238-4582 Facsimile: 604-623-3355 e-mail: rubicon@rubiconminerals.com Website: www.rubiconminerals.com

	Directors	Officers

Dr. David W. Adamson Chairman of the Board Julian Kemp Interim Lead Director Bruce A. Thomas, Q.C. Michael D. Winship Peter M. Rowlandson Michael A. Lalonde
Michael A. Lalonde
President and Chief Executive Officer

Daniel A. Labine
Vice President Operations

Nicholas J. Nikolakakis
Vice President and Chief Financial Officer

Glenn Y. Kumoi
Vice President General Counsel and
Corporate Secretary

Listings
Toronto Stock Exchange
TSX Trading Symbol: RMX

NYSE-MKT LLC
Trading Symbol: RBY

Registered pursuant to Section 12(b) of the United States Securities & Exchange Act of 1934 and Annual Report filed in the United States on Form 40-F.

Dear Shareholders:

You are cordially invited to attend the Annual General and Special Meeting of Shareholders of Rubicon Minerals Corporation (“Rubicon” or the “Company”) that will be held at TMX Broadcast Centre Gallery, The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1J2, on Wednesday June 25, 2014, at 2:00 PM (Eastern Time).

Over the past twelve months, we have achieved two significant milestones. We delivered a positive, conservative new preliminary economic assessment for our Phoenix Gold Project, with an effective date of June 25, 2013 (the “New PEA”), and we raised the necessary funds to move the Phoenix Gold Project towards potential production.  The New PEA uses parameters that we believe are conservative and which we believe have resulted in a significant improvement over the previous mineral resource estimate and preliminary economic assessment. In our view, the updated mineral resource estimate in the New PEA demonstrates substantial continuity and wider horizontal thickness compared to the previous estimate, aided by a successful 100,000 metre infill drilling program that we completed in 2012. The improvement in continuity allowed us to create a better conceptual mining plan around the deposit and contemplate the use of the more productive longhole stoping method. In conclusion, we believe the New PEA demonstrates that the Phoenix Gold Project is conservative and robust, and that the mineral resource has significant upside potential.

Earlier this year, in a financing environment that remains challenging, we successfully raised all the funds that we believe are needed for the construction of the Phoenix Gold Project. We entered into a US$75 million gold streaming agreement with RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc. (“Royal Gold”) that we believe was on fair terms compared to other recent gold streaming transactions. More importantly, we believe the gold streaming agreement provided a strong endorsement from Royal Gold on the quality and the upside potential of the Phoenix Gold Project, as well as the management team. Shortly after this agreement, we announced the $115 million bought deal financing that, along with the funds from the gold streaming agreement and our cash on hand, provided the Company with enough money to fund the Phoenix Gold Project to potential production. The two financings have further strengthened our strong balance sheet, and minimized the financial risk of our Company.

Looking ahead, our most important objective is to complete the Phoenix Gold Project on time and on budget. We believe we have the plan and the team to get us there. The Phoenix Gold Project is substantially developed, which means a great deal of development risk is behind us. Some of the construction and development milestones that we achieved over the past year include the completion of shaft sinking, completion of the mill building and mill foundations, substantial completion of the tailings management facility for the first two years of operation, provision of power to the site from the electrical substation to commence operations, and the delivery of long-lead time items to the site, such as the SAG and ball mill.

We believe Rubicon remains one of the most intriguing stories in the Canadian mining landscape for three main reasons. First, the Phoenix Gold Project is a high-grade deposit, located in the prolific Red Lake mining camp known for profitable, high-grade gold production. We believe the Phoenix Gold Project has the potential to be a very profitable operation over the long term with significant upside resource potential. Second, we believe the Phoenix Gold Project is low risk. We have raised the funds that we need to complete the Phoenix Gold Project and at this stage, the Phoenix Gold Project is subject to less development risk.  The Phoenix Gold Project is located in Canada, which is a mining-friendly jurisdiction. Finally, we have an operations team that has built and operated profitable underground mines. Our team has the relevant experience and a strong track record of success. We believe we have the right team in place as we approach the crucial phase of the mining lifecycle as we transition from developer to operator. I joined Rubicon with the shared vision to build the Phoenix Gold Project to its greatest potential. Today, I believe we are well positioned to realize this shared vision.

Rubicon Minerals Corporation Information Circular	Page 1

Mr. David Reid and Mr. Christopher Bradbrook will not be on this year’s board slate. I would like to thank both David and Chris for their many years of dedicated service to Rubicon shareholders during their tenure on our board of directors.

We are proposing the addition of a new board member, David R. Beatty, C.M., O.B.E.  Mr. Beatty has a wealth of board and management expertise with large and well known Canadian and international corporations. He is also a recognized authority in corporate governance and strategy.

I would like to thank our shareholders for their continued long-term support, as well as the members of the Rubicon team, the community of Red Lake and the Aboriginal communities in the Red Lake area. As an experienced operator and developer, I am excited about the future of the Company and look forward to the next chapter in our development and growth.

Sincerely,

“Michael A. Lalonde”

Michael A. Lalonde
President and Chief Executive Officer

Vancouver, British Columbia
May 16, 2014

See * below for important disclosure related to the New PEA:

* The New PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the New PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources referred to in the New PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category. The New PEA was prepared by SRK Consulting (Canada) Inc. following the guidelines of the Canadian Securities Administrators’ National Instrument 43-101 and Form 43-101F1 and it supersedes all prior technical reports prepared for the Phoenix Gold Project. It has an effective date of June 25, 2013 and was filed on SEDAR on February 28, 2014.

The New PEA has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the SEC Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933, as amended. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category. Accordingly, information contained in the New PEA may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Rubicon Minerals Corporation Information Circular	Page 2

RUBICON MINERALS CORPORATION

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Shareholders (the ”Meeting”) of RUBICON MINERALS CORPORATION (the “Company”) will be held at TMX Broadcast Centre Gallery, The Exchange Tower, 130 King Street West, Toronto, Ontario, on Wednesday June 25, 2014, at 2:00 PM (Eastern Time) for the following purposes:

(1)	to receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2013, together with the report of the auditors thereon;

(2)	to appoint PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and authorize the directors to fix their remuneration;

(3)	to set the number of directors of the Company at seven (7);

(4)	to elect directors of the Company for the ensuing year;

(5)	to consider and if thought appropriate, pass a special resolution to approve an amendment to the Company’s Articles to include advance notice provisions relating to director nominations;

(6)	to consider and if thought appropriate, approve all unallocated entitlements under the Company's stock option plan;

(7)	to consider and if thought appropriate, approve certain amendments to the Company's stock option plan; and

(8)	to transact such other business as may properly come before the Meeting or any adjournment thereof.

All matters set forth above for consideration at the Meeting are more particularly described in the accompanying information circular (“Information Circular”).

The Company will be using the notice-and-access model provided under National Instrument 54-101 (“Notice and Access”) for the delivery of its Information Circular, the Company’s Audited Consolidated Financial Statements and the Management’s Discussion & Analysis for the financial period ended December 31, 2013 (the “Meeting Materials”), to its shareholders in respect of the Meeting.

Under Notice and Access, instead of receiving paper copies of the Information Circular, shareholders will be receiving a notice with information on how they may access the Meeting Materials electronically.  However, shareholders will receive a paper proxy or voting instruction form, as applicable, enabling them to vote at the Meeting. The use of this alternative means of delivery is more environmentally friendly, as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs.

Rubicon Minerals Corporation Information Circular	Page 3

The Meeting Materials are available on the Company’s website at www.rubiconminerals.com as of May 20, 2014 and will remain on the website for one (1) full year thereafter.  Meeting Materials are also available upon request, without charge, by e-mail at legal@rubiconminerals.com or by calling toll-free at 1-866-365-4706 (in North America) or at +1-604-623-3333 (outside North America), or can be accessed online on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov, as of May 20, 2014.

The Company will mail paper copies of the Meeting Materials to those registered and beneficial shareholders who have previously elected to receive paper copies of the Company’s meeting materials. All other shareholders will receive a notice and access notification, which will contain information on how they may access the Meeting Materials electronically in advance of the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to read the information on the reverse of the enclosed form of proxy or voting instruction form and then to complete, date, sign and deposit the form of proxy or voting instruction form in accordance with the instructions set out in the Information Circular and the form of proxy or voting instruction form.

BY ORDER OF THE BOARD

(signed) “Michael A. Lalonde”

Michael A. Lalonde President and Chief Executive Officer

Vancouver, British Columbia

May 16, 2014

Rubicon Minerals Corporation Information Circular	Page 4

RUBICON MINERALS CORPORATION

Suite 902 – 170 University Avenue
Toronto, Ontario
M5H 3B3

Telephone: 416-238-4582
Facsimile:     604-623-3355

www.rubiconminerals.com

INFORMATION CIRCULAR

containing information as at May 16, 2014 unless otherwise noted

SOLICITATION OF PROXIES

Solicitation of Proxies by Management
This information circular (“Information Circular”) has been prepared for the holders of common shares (“shareholders”) of Rubicon Minerals Corporation (“Rubicon” or the “Company”) in connection with the solicitation of proxies by the management of the Company for use at the Company’s Annual General and Special Meeting of shareholders (“Meeting”) to be held on Wednesday, June 25, 2014. References in this Information Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

Cost and Manner of Solicitation
The solicitation will be primarily by mail and proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company or by proxy solicitation services. In accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made to forward proxy solicitation materials to the beneficial owners of common shares of the Company (“Common Shares”).  All costs of solicitation will be borne by the Company.

The Company has also retained the services of Georgeson Shareholder Communications Canada Inc. (“Georgeson”) in connection with the solicitation of proxies. For this service, and other advisory services, Georgeson will be paid a fee of approximately $27,500 plus variable costs and certain out-of-pocket expenses. The total cost of the solicitation of proxies will be borne by the Company.

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact Georgeson by telephone at 1-866-656-4117 toll free in North America, or by e-mail at askus@georgeson.com.

Notice and Access Process
The Company has decided to use the notice and access model (“Notice and Access”) provided under NI 54-101 for the delivery of the Information Circular, financial statements and Management’s Discussion and Analysis for the financial period ending December 31, 2013 (collectively, the “Meeting Materials”) to shareholders for the Meeting.  The Company has adopted this alternative means of delivery in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

Rubicon Minerals Corporation Information Circular	Page 5

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a notice (“Notice”) with information on the Meeting date, location and purpose, as well as information on how they may access the Meeting Materials electronically.

Shareholders with existing instructions on their account to receive printed materials and those shareholders with addresses outside of Canada and the United States will receive a printed copy of the Meeting Materials with the Notice.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy
The purpose of a proxy is to designate a person who will vote on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy.  A shareholder entitled to vote at the Meeting may, by means of a properly completed, executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who do not need to be shareholders of the Company, to attend and act at the Meeting for the shareholder and on the shareholder’s behalf.

The individuals named in the accompanying proxy to vote on a shareholder’s behalf are the Chief Executive Officer and Vice President, General Counsel and Corporate Secretary of the Company (the “Management Designees”).  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO DOES NOT NEED TO BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE NAMES OF THE MANAGEMENT DESIGNEES OR BY COMPLETING ANOTHER FORM OF PROXY.

A proxy will not be valid unless the completed, dated and signed form of proxy is deposited with Computershare Investor Services Inc., not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. Proxies may be sent to Computershare Investor Services Inc., using one of the following methods:

BY MAIL:	Computershare Investor Services Inc. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1
OR IF YOU HAVE A 15 DIGIT CONTROL NUMBER ON THE FACE OF THE PROXY, YOU ARE ALTERNATIVELY ABLE TO VOTE:
BY TELEPHONE:	1-866-732-8683 (Toll free North America) or +312-588-4290 (International Direct Dial)
BY INTERNET:	www.investorvote.com

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank.  The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

Rubicon Minerals Corporation Information Circular	Page 6

Revocation of Proxy
A shareholder who has given a proxy may revoke it by an instrument in writing duly executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and deliver it either to the registered office of the Company, Suite 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, at any time up to and including the last business day preceding the day of the Meeting, or the relevant preceding day if the Meeting is adjourned or postponed, or to the chair of the Meeting on the day of the Meeting, or the relevant day if the Meeting is adjourned or postponed, or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a shareholder properly completing, executing and depositing another form of proxy bearing a later date at the offices of Computershare Investor Services Inc. within the time period and in the manner set out under the heading “Appointment of Proxy” above or by the shareholder personally attending the Meeting, withdrawing his or her prior proxy and voting the shares.

Voting of Proxies and Exercise of Discretion by Proxyholders
Unless a poll is called for or required by law, voting at the Meeting will be by way of show of hands.  Common Shares represented by a properly completed, executed and deposited proxy may be voted by the proxyholder on a show of hands, except where the proxyholder has conflicting instructions from more than one shareholder, in which case such proxyholder will not be entitled to vote on a show of hands.  In addition, shares represented by proxies will be voted on any poll.  In either case, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted or withheld from voting in accordance with the specification so made.

IF A CHOICE WITH RESPECT TO ANY MATTER IS NOT CLEARLY SPECIFIED IN THE PROXY, THE MANAGEMENT DESIGNEES WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY “FOR” EACH MATTER.

The enclosed form of proxy, when properly completed, executed and deposited and not revoked, confers discretionary authority upon the person appointed as proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  If amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the Management Designees to vote in accordance with their best judgment on such matters or business.  At the date of this Information Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

Advice to Beneficial Holders of Common Shares
Only registered holders of Common Shares or the persons they validly appoint as their proxies are permitted to vote at the Meeting.  However, in many cases, shareholders of the Company are “non-registered” shareholders (a “Non-Registered Shareholder”) because the Common Shares they beneficially own are registered either: (i) in the name of an intermediary (an “Intermediary”) (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) that the Non-Registered Shareholder deals with in respect of the Common Shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.  If you are a Non-Registered Shareholder, please carefully review the instructions on the Voting Instruction Form for completion, execution and deposit.

The Company has distributed copies of the Notice and Voting Instruction Form for the Meeting to the Intermediaries for distribution to the Non-Registered Shareholders.

Rubicon Minerals Corporation Information Circular	Page 7

Distribution to Non-Objecting Beneficial Owners (“NOBOs”)
In accordance with the requirements of the Canadian Securities Administrators and NI 54-101, the Company will have distributed or will have caused its agent to distribute copies of the Notice as well as the Voting Instruction Form directly to those Non-Registered Shareholders who have provided instructions to an Intermediary that such Non-Registered Shareholder does not object to the Intermediary disclosing ownership information about the beneficial owner.

The Notice (which provides information on how to access the Meeting Materials) and either a form of proxy or Voting Instruction Form are being sent to both registered and non-registered owners of Common Shares.  If you are a Non-Registered Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding Common Shares on your behalf.

By choosing to send the materials for the Meeting to you directly, the Company (and not the Intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for Voting Instruction Form enclosed with mailings to NOBOs.

Distribution to Objecting Beneficial Owners (“OBOs”)
In addition, the Company will have delivered or will have caused its agent to deliver the materials for the Meeting to the clearing agencies and Intermediaries for onward distribution to those Non-Registered Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner.

Intermediaries are required to forward the materials for the Meeting to OBOs unless an OBO has waived his or her right to receive them.  Intermediaries often use service companies such as Broadridge to forward the meeting materials to OBOs.  Generally, those OBOs who have not waived the right to receive the meeting materials will either:

(a)
receive a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the OBO, but which is otherwise not completed. This form of proxy need not be signed by the OBO.  In this case, the OBO who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Investor Services Inc. in the manner set out in the proxy, with respect to the Common Shares beneficially owned by such OBO, in accordance with the instructions elsewhere in this Information Circular; OR

(b)
more typically, receive a Voting Instruction Form which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute authority and instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code or other information.  In order for the form of proxy to validly constitute a proxy authorization form, the OBO must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

Rubicon Minerals Corporation Information Circular	Page 8

In either case, the purpose of this procedure is to permit the OBO to properly direct the voting of the Common Shares he or she beneficially owns.

Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Shareholder should strike out the names of the persons named in the form and insert the Non-Registered Shareholder’s name in the blank space provided or provide any other document in writing to management requesting to vote at the Meeting in person.  In either case, Non-Registered Shareholders should carefully follow the instructions, including those regarding when and where the proxy or proxy authorization form is to be delivered.  Please contact Georgeson if you require further assistance.  If you require assistance in completing your proxy form, please contact Georgeson by telephone at 1-866-656-4117 toll free in North America, or by e-mail at askus@georgeson.com.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Voting Securities
The Company is authorized to issue an unlimited number of Common Shares without par value.  As at the record date of Wednesday, May 7, 2014, the Company had 363,104,103 Common Shares outstanding, each of which carries the right to one vote. The Company has no other classes of voting securities. The Common Shares have attached thereto the following preferences, rights, conditions, restrictions, limitations, or prohibitions:

Voting

The holders of Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Company and shall, in respect of each Common Share held, be entitled to vote at any meeting of the shareholders of the Company and have one vote in respect of each Common Share held by them.  Unless otherwise specified, all items referred to herein which require a call for the voting of the Common Shares will be by way of ordinary resolution which means a resolution passed by the shareholders of the Company by a simple majority of the votes cast in person or by proxy.

Dividends

The Company has not paid any dividends since incorporation and it has no present intention of paying dividends on its Common Shares as it anticipates that all available funds will be invested to finance the growth of its business.  The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time.  All of the Common Shares are entitled to an equal share of any dividends declared and paid.

Participation in Assets on Liquidation, Dissolution or Winding-Up

Upon the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall be entitled to share equally in the assets of the Company.

Record Date
The board of directors of the Company (the “Board”) has fixed the close of business on Wednesday, May 7, 2014 as the record date (the “Record Date”), being the date for the determination of the registered holders of Common Shares entitled to receive notice of, and to vote at the Meeting. Duly completed and executed proxies must be sent to Computershare Investor Services Inc. no later than 2:00 PM (Eastern

Rubicon Minerals Corporation Information Circular	Page 9

Time) on Monday June 23, 2014, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting, by using one of the methods described above.

Unless otherwise stated, the information contained in this Information Circular is as of May 16, 2014. All dollar amounts referenced herein, unless otherwise indicated, are expressed in Canadian dollars.

Every registered holder of Common Shares at the Record Date who either personally attends the Meeting or who has submitted a properly completed, executed and deposited form of proxy in the manner and subject to the provisions described above and which has not been revoked shall be entitled to vote or to have his or her shares voted at the Meeting or any adjournment(s) or postponement(s) thereof.

Principal Holders
To the knowledge of the directors and executive officers of the Company, as at the date hereof, no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

PARTICULARS OF MATTERS TO BE ACTED UPON

RECEIPT OF FINANCIAL STATEMENTS

The consolidated Financial Statements of the Company for the financial year ended December 31, 2013 and the accompanying auditors’ report thereon will be presented at the Meeting. A copy of the consolidated Financial Statements has been mailed to the shareholders as of the Record Date who have requested them.  Copies are also available online at www.sedar.com or on the United States Securities and Exchange Commission website www.sec.gov or on the Company’s website at www.rubiconminerals.com or upon request, without charge, by e-mail at legal@rubiconminerals.com or by calling toll-free at 1-866-365-4706.

APPOINTMENT OF AUDITORS AND REMUNERATION

The shareholders of the Company will be asked to vote for the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year at remuneration to be fixed by the Board. Unless such authority is withheld, the Management Designees, if named as proxyholder, intend to vote the Common Shares represented by any such proxy in favour of a resolution appointing PricewaterhouseCoopers LLP, Chartered Accountants, as auditors for the Company for the ensuing year, to hold office until the close of the next annual meeting of shareholders or until the firm of PricewaterhouseCoopers LLP, Chartered Accountants, is removed from office or resigns, at a remuneration to be fixed by the Board.

PricewaterhouseCoopers LLP, Chartered Accountants were appointed on June 27, 2012.

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SET THE NUMBER OF DIRECTORS

The shareholders of the Company will be asked to vote to set the number of directors for the ensuing year at seven (7).  Unless such authority is withheld, the Management Designees, if named as proxyholder, intend to vote the Common Shares represented by any such proxy in favour of a resolution setting the number of directors of the Company at seven (7).

ELECTION OF DIRECTORS

Management proposes to nominate the persons listed below for election as directors. The term of office of each of the current directors expires at the Meeting.  In addition to the current directors that are submitting their names for election at the Meeting, it is intended that an additional nominee, David R. Beatty, C.M., O.B.E, be presented for election at the Meeting.

The persons named below will be presented for election at the Meeting as management’s nominees and unless such authority is withheld, the Management Designees intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia).  No class of shareholders has the right to elect a specified number of directors or to cumulate their votes for a director.

Management’s nominees for election to the Board are as follows:

Name, Present Office, Province & Country of Residence	Present Principal Occupation or Employment	Security Holdings(1)
Dr. David W. Adamson, B.Sc. (Hons.), M.Sc., Ph.D . Chairman of the Board and a Director British Columbia, Canada
Geologist and Mining Executive

Founding officer and director of the Company since 1996; appointed Vice President of the Company in 1996.  President of the Company from 2001 to June 2012.  Chief Executive Officer of the Company from 2001 to January 2013.

An exploration geologist by training, Dr. Adamson holds a B.Sc. (Hons.) from the University of Southampton, U.K. (1980), a M.Sc. (1984) from the University of Regina, Saskatchewan and a Ph.D. (1988) from the University of Aston in Birmingham, U.K.

Dr. Adamson led the management of the Company during a period of growth from a small exploration company to its current status as a development stage company.  Dr. Adamson has been involved in raising approximately $400 million in various public equity financings.

Dr. Adamson was co-winner of the 2010 AME-BC Colin Spence Award for Excellence in Global Mineral Exploration for his role in the discovery of the Company’s F2 Gold deposit in Red Lake, Ontario.

Date first appointed as a Director:  March 6, 1996

Common Shares: 1,535,189 (2) Options: 1,370,000 Warrants: NIL

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Name, Present Office, Province & Country of Residence	Present Principal Occupation or Employment	Security Holdings(1)
Julian Kemp, BBA, CPA, CA, C.DIR. Interim Lead Director Ontario, Canada
Chartered Professional Accountant; Chartered Accountant and a Chartered Director

Mr. Kemp has been a director of Marathon Gold Corporation (TSX) from 2013 to present.  Formerly, Mr. Kemp was the Vice President Finance and Chief Financial Officer of Fortune Minerals Limited (TSX) from 2004 to January 2014.  Mr. Kemp has previously served as a director and the Audit Committee Chairman of Claim Post Resources Inc. (TSX-V) from 2006 to 2013, and as a director and Audit Committee Chairman of Goldgroup Mining Inc. (formerly Sierra Minerals Inc.) (TSX) from 2002 to 2011.

Mr. Kemp is a Chartered Professional Accountant, Chartered Accountant and holds a Bachelor of Business Administration degree from Wilfrid Laurier University, Waterloo, Ontario.  Mr. Kemp is also a Chartered Director having graduated from The Directors College, a joint venture between McMaster University and the Conference Board of Canada.  He has over 20 years of experience in the mining industry, including more than 15 years serving in senior financial management roles.

In addition to audit experience, Mr. Kemp has worked for numerous North American junior mining companies and mining engineering and contracting companies with domestic and international projects. His experience includes grass roots exploration, mine development and construction, and production covering a variety of precious metals, minerals and coal. Further, Mr. Kemp has managed companies through the full business cycle.

Date first appointed as a Director: May 31, 2010

Common Shares: 27,500 Options: 401,546 Warrants 10,000
Bruce A. Thomas, Q.C. B.A., LL.B. Director Ontario, Canada
Lawyer and founding partner of Thomas Gold Pettingill LLP from July 2008 to present.

Mr. Thomas was a partner of Cassels Brock & Blackwell LLP from September 1980 to June 2008.  His practice involves insurance related matters and risk management issues.

Mr. Thomas is a graduate of Upper Canada College, the University of Western Ontario and Osgoode Hall Law School.

Mr. Thomas contributes to the Board a depth of knowledge in areas of risk management and corporate governance.

Date first appointed as a Director:  July 13, 2009
Common Shares: 480,000 Options: 616,546 Warrants 25,000

Rubicon Minerals Corporation Information Circular	Page 12

Name, Present Office, Province & Country of Residence	Present Principal Occupation or Employment	Security Holdings(1)
Michael D. Winship, P.Eng. Director Ontario, Canada
Mining Executive and Professional Mining Engineer

Mr. Winship has been the President and Chief Executive Officer of Orvana Minerals Corp (TSX), a mining company since April 2013 to present and a director of Orvana since February 2013. He was formerly a director of Avanti Mining Inc. (TSX-V), a mining exploration and development company, since November 2012.

Previously, Mr. Winship was the Chief Operating Officer for Quadra FNX Mining Ltd., a mining company, from September 2010 to March 5, 2012, prior to which he was the President and Chief Operating Officer of Hudbay Minerals Inc. (TSX).

Between 2007 and 2008, Mr. Winship was the Chief Operating Officer for PT Inco in Indonesia.  Between 2000 and 2007, Mr. Winship worked at Vale Inco where his last position was Vice President, Mining & Milling.  Prior to Vale Inco, Mr. Winship was the General Manager for several major Placer Dome operations including the Campbell Mine in Red Lake Ontario from 1995 to 1997.

Mr. Winship holds a bachelor’s degree in mining engineering from McGill University and is a Professional Engineer.

Mr. Winship has extensive experience in developing and operating mines, including gold mines, and provides leadership at the Board level with regards to the development of the Phoenix Gold Project.  In addition, Mr. Winship has a long history of safety leadership and has therefore been an appropriate choice to chair the Company’s Health, Safety and Environmental Committee.

Date first appointed as a Director: September 7, 2011
Common Shares: 17,500 Options:(3) 301,546 Warrants: 5,000
Michael A. Lalonde, B.Sc., P.Eng. President & Chief Executive Officer and Director Ontario, Canada
Mining Executive and Professional Mining Engineer

Chief Executive Officer of the Company from January 1, 2013 and President of the Company from June 1, 2012.  Mr. Lalonde was also the Chief Operating Officer from June to December 2012

Prior to Rubicon, Mr. Lalonde was the Director of Underground Projects for Goldcorp Inc.  Prior to this position, between 2008 and 2011, Mr. Lalonde was Goldcorp Inc.’s General Manager of the Red Lake Gold Mine in Red Lake, Ontario, and between 2006 and 2008, he was the General Manager of Goldcorp Inc.’s Marlin Mine in Guatemala and Director of Underground Mining.  He was the Area Manager for Procon Mining and Tunneling, Burnaby, B.C., from 2004 to 2006. From 1999 to 2002, he was the MGM for the operator of Franco-Nevada Corporation’s Ken Snyder mine in Nevada.  He was also previously the General Manager of the Pamour Mine in Timmins, Ontario (for Royal Oak Mines Inc. from 1995 to 1999); MGM of the Golden Patricia Mine in Ontario (for Barrick Gold Corporation from 1992 to 1995), and Mine Manager at the Bell Creek Mine in Timmins, Ontario (for Canamax Resources Inc. from 1990 to 1992).

Mr. Lalonde holds a B.Sc. in mining engineering from Michigan Technological University and is a registered Professional Engineer in Ontario.

Date first appointed as a Director: June 1, 2012
Common Shares: 220,000 Options: 2,155,000 Warrants: 50,000

Rubicon Minerals Corporation Information Circular	Page 13

Name, Present Office, Province & Country of Residence	Present Principal Occupation or Employment	Security Holdings(1)
PETER M. ROWLANDSON Director Ontario, Canada
Professional Mining Engineer (Retired)

Mr. Rowlandson is a graduate of the Haileybury School of Mines and South Dakota School of Mines and holds a B.Sc. in mining engineering. Mr. Rowlandson has worked for over 30 years in the Ontario mining industry as a professional mining engineer and has held various mine management positions. Prior to his retirement in 2003, Mr. Rowlandson was the General Manager – Hemlo Operations of Teck/Barrick joint venture at Hemlo.

He is a past Chairman of the Ontario Mining Association and is also a founding director of the Mining and Aggregate Safety and Health Association of Ontario.

Since retiring, Mr. Rowlandson has been a member of a number of boards and consulted for mining companies from time to time.

He was a director of Strata Gold Corp (TSX-V) prior to its take-over by Victoria Gold Corp., and was the Chairman of its Health and Safety Committee.  He also served as a director of Pitch Black Resources Ltd. (TSX-V), formerly Cash Minerals Ltd.

Date first appointed as a Director: July 30, 2012
Common Shares 9,000 Options 250,000(4) Warrants: 2,500
DAVID ROSS BEATTY, C.M., O.B.E. Ontario, Canada
Director Clarkson Center for Business Ethics and Board Effectiveness
Rotman School of Management, University of Toronto

Mr. Beatty is the founder and director of the Directors Education Program delivered by the Rotman School across Canada, in cooperation with the Canadian Institute of Corporate Directors (ICD).  From 2004 until 2009, he was the founding Managing Director of the Canadian Coalition for Good Governance (CCGG), an organisation sponsored by over 50 institutions representing approximately $1.5 trillion in assets under management.

Currently, Mr. Beatty also serves as a director of FirstService Corporation (TSX and NASDAQ), Walter Energy Inc. (TSX and NYSE), Canada Steamship Lines (a private company) and City Financial Ltd. (a private company).  Over his career, he has been Chair of seven publicly listed companies and served on over 30 boards in Canada, Australia, the United States, Mexico and the U.K.

Previously, Mr. Beatty was the President of Weston Foods (from 1985 to1994), which is part of Canada’s 4th largest company, George Weston Limited, of which Mr. Beatty was a director until his retirement; Chairman and CEO of Old Canada Investment Corporation Limited (from 1990 to 1999); Founding Chairman of Orogen Minerals Limited (from 1996 to 2000); Chair of Inmet Mining Limited (from 2003 to 2013) and Alpha Trading (from 2011 to 2012).

Mr. Beatty holds a B.A. in political science and economics from Trinity College in Toronto and a M.A. in economics from Queens’ College in Cambridge.  He is a CFA charter holder and a Fellow of the ICD.  He was awarded an O.B.E. in 1994 for his work in Papua New Guinea and in 2013, he was awarded an Order of Canada for his work in corporate governance.

Date first appointed as a Director: N/A

Common Shares: 200,000 Options: Nil Warrants: Nil

Rubicon Minerals Corporation Information Circular	Page 14

Notes:
(1)
Number of Common Shares is the Common Shares beneficially owned, or controlled or directed, directly or indirectly.  None of the directors or their associates or affiliates beneficially own, or control or direct, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares or voting securities of any of the Company’s subsidiaries.  Each option or warrant entitles the holder to acquire one Common Share. The Common Shares, option and warrant amounts in this table are as of May 16, 2014.

(2)	821,375 of 1,535,189 shares are held indirectly.

(3)	Mr. Winship also holds 200,000 stock appreciation rights (“SARs”) granted on similar terms to the Company’s stock options but payable in cash only.

(4)	Mr. Rowlandson also holds 200,000 SARs granted on similar terms to the Company’s stock options but payable in cash only.

As at the date hereof, the Company has established the following committees:

Audit Committee consisting of Julian Kemp (Chair), Bruce A. Thomas, Q.C., and Peter M. Rowlandson.

Corporate Governance and Nomination Committee consisting of Bruce A. Thomas, Q.C. (Chair), and  Julian Kemp.

Compensation Committee consisting of Bruce A. Thomas, Q.C. (Chair), and Julian Kemp.

Health, Safety, Environment and Sustainability Committee consisting of Michael D. Winship (Chair), Bruce A. Thomas, Q.C., and Peter M. Rowlandson.

Financing Committee consisting of Dr. David Adamson (Chair) and Michael A. Lalonde.

Corporate Cease Trade Orders or Bankruptcies
To the Company’s knowledge, except as disclosed herein, no proposed director of the Company:

(a)
is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company and any personal holding companies) that:

(i)
was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) and was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company and any personal holding companies) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings,

Rubicon Minerals Corporation Information Circular	Page 15

arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Julian Kemp, BBA, CPA, CA, C.DIR, was a director of Goldgroup Mining Inc. (formerly Sierra Minerals Inc. (“Sierra”)) from 2001 to June 2010.  On April 4, 2007, the Ontario Securities Commission issued a temporary management cease trade order against the directors, officers and insiders of Sierra, including Julian Kemp, for Sierra’s failure to file its financial statements, management’s discussion & analysis and annual information form by the required filing date under applicable Canadian securities laws for the fiscal year ended December 31, 2006.  The temporary management cease trade order was allowed to lapse/expire as of April 17, 2007 and was replaced with a permanent management cease trade order dated April 17, 2007.  The permanent management cease trade order was revoked on June 28, 2007.

Sanctions and Penalties
To the Company’s knowledge, no proposed director or personal holding companies of any proposed director of the Company has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPROVAL OF ADVANCE NOTICE FOR NOMINATIONS OF DIRECTORS

Effective May 13, 2014, the Board adopted an advance notice policy (the “Advance Notice Policy”) requiring shareholders proposing director nominations for a shareholders’ meeting to provide advance notice to the Company of such proposed nominees, in order for the nominees to be eligible to stand for election at the meeting. The Board is now proposing that the Company’s Articles be amended to incorporate the provisions of the Advance Notice Policy in section 10.11 of the Articles (the “Advance Notice Provisions”).

At the Meeting, shareholders will be asked to consider and vote on a special resolution (the “Advance Notice Resolution”) approving the Advance Notice Provisions.

A copy of the Advance Notice Resolution is attached hereto as Schedule “A”, and a copy of the proposed amendment to the Articles to include Advance Notice Provisions is set out in Exhibit ”1” to Schedule “A”. The summary below is qualified in its entirety by the full text of the Advance Notice Provisions.

Purpose of the Advance Notice Provisions
The directors of the Company are committed to: (i) facilitating an orderly and efficient annual general meeting or, where the need arises, special meeting, process; (ii) ensuring that shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation. The purpose of amending the Company’s Articles to include the Advance Notice

Rubicon Minerals Corporation Information Circular	Page 16

Provisions is to provide shareholders, directors and management of the Company with a clear framework for nominating directors. The Advance Notice Provisions fix a deadline by which holders of record of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders. The Advance Notice Provisions also set forth the information that a shareholder must include in the written notice to the Company for that notice to be in proper form to make a director nominee eligible for election at an annual or special meeting of shareholders.

Terms of the Advance Notice Provisions
The Advance Notice Provisions provide that advance notice to the Company must be made and the procedures set out in the Articles must be followed for persons to be eligible for election to the Board of Directors. Nomination of persons for election to the Board may only be made at an annual meeting of shareholders or at a special meeting of shareholders called for any purpose which includes the election of directors to the Board.

Among other things, the Advance Notice Provisions fix a deadline by which holders of record of Common Shares must submit director nominations to the Corporate Secretary of the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the Corporate Secretary of the Company for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Provisions.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 or more than 65 days prior to the date of the annual meeting; provided, however, that if the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Board of Directors may, in its sole discretion, waive any requirement of the Advance Notice Provisions.

To be effective, the Advance Notice Resolution must be approved by more than two-thirds of the votes cast by shareholders voting in person or by proxy at the Meeting. The Board believes the passing of the Advance Notice Resolution is in the best interests of the Company and recommends that shareholders vote in favour of the resolution. Unless a proxy specifies that the Common Shares it represents should be voted against the approval of the Advance Notice Resolution or voted in accordance with the specification in the proxy, the Management Designees, if named as proxyholder in the form of proxy, intend to vote FOR the approval of the Advance Notice Resolution.

APPROVAL OF UNALLOCATED ENTITLEMENTS UNDER STOCK OPTION PLAN

TSX policies require that all unallocated options, rights or other entitlements (“Unallocated Entitlements”) under stock option plans that do not have a fixed maximum number of securities issuable be approved by a majority of a listed company’s directors and by the listed company’s shareholders three (3) years after institution of the stock option plan and every three (3) years thereafter. Therefore, the Company is seeking shareholder approval of the Unallocated Entitlements under the Company’s stock option plan, which was approved by shareholders on June 29, 2011 (the “Stock Option Plan”), for the ensuing three (3) years.

Rubicon Minerals Corporation Information Circular	Page 17

The Company was permitted to grant stock options to acquire up to 7.25% of the issued and outstanding Common Shares up until June 29, 2014 pursuant to approval of the unallocated options in 2011.  As at the date of this Information Circular, the Company has 16,630,230 stock options outstanding, which represent approximately 4.58% of the issued and outstanding Common Shares.

At the Meeting, shareholders will be asked to consider and vote on an ordinary resolution (the “Unallocated Entitlements Resolution”), which provides that the Company may continue to grant options under the Stock Option Plan until June 25, 2017, which is the date that is three (3) years from the date of the Meeting, and approves Unallocated Entitlements under the Stock Option Plan for the ensuing three (3) years.  If the Unallocated Entitlements Resolution is not passed at the Meeting, the Company will not be able to grant stock options that can be exercised unless subsequent shareholder approval is obtained for each such grant.  Any existing, unexercised stock options granted under the Stock Option Plan, however, will continue unaffected.

A copy of the Unallocated Entitlements Resolution is attached hereto as Schedule “B”.  To be effective, the Unallocated Entitlements Resolution must be approved by more than 50% of the votes cast by shareholders, voting in person or by proxy at the Meeting. The Board believes the passing of the Unallocated Entitlements Resolution is in the best interests of the Company and recommends that shareholders vote in favour of the resolution. Unless a proxy specifies that the Common Shares it represents should be voted against the approval of the Unallocated Entitlements Resolution or voted in accordance with the specification in the proxy, the Management Designees, if named as proxyholder in the form of proxy, intend to vote FOR the approval of the Unallocated Entitlements Resolution.

APPROVAL OF AMENDMENTS TO STOCK OPTION PLAN

At the Meeting, shareholders will be asked to consider and vote on an ordinary resolution (the “Stock Option Plan Amendment Resolution”) regarding the amendments described below to the Stock Option Plan.

The Company is proposing the following amendments to the Stock Option Plan:

(1)	Term. The Company proposes to change the definition of “Term” to be “the period of time during which an option is outstanding” from “the period of time during which an option may be exercised”.

(2)
Options granted to the Board. Under the Stock Option Plan, the fair market value of options granted to an optionee who is a non-employee member of the Board is limited to a maximum of $100,000 per fiscal year. The Company proposes to use the Black-Scholes value instead of fair market value and to remove the $100,000 limitation for first-time grants to non-employee members of the Board.

(3)
Termination of options. Under the Stock Option Plan, if an optionee's relationship with the Company is terminated without cause, the options held by that optionee expire 90 days following such termination. It has been the Company's practice to provide that an individual's options survive until the expiry of the term of the option if the individual has resigned without prejudice to the Company or has been terminated without cause and has continuously served as a director of, or been engaged/employed full time continuously by, the Company for 2.5 years or more as of the date of such termination. The Company proposes to amend the Stock Option Plan to reflect this.

Rubicon Minerals Corporation Information Circular	Page 18

(4)
Adjustments to options. Under the Stock Option Plan, in the event of a corporate reorganization where the Company is not the surviving or acquiring corporation, or in which the Company becomes a wholly-owned subsidiary of another corporation (a “Reorganization”), the acquiring entity is currently required to provide for any one of the following: (i) the assumption of each option granted under the Stock Option Plan; (ii) the substitution of an equivalent option (a “Substituted Option”); or (iii) the distribution of securities, property or cash of appropriate value. The Company proposes that the acquiring entity be specifically required to provide  Substituted Options, which must have substantially equivalent terms to the options granted under the Stock Option Plan. Upon exercise of the Substituted Options, optionees will be entitled to receive securities, property and/or cash which will be the same or economically equivalent to that received by shareholders of the Company under the Reorganization, with a corresponding adjustment to the exercise price of the options, if applicable. In circumstances where the consideration under a Reorganization is only cash, securities or property that is not listed for trading on any stock exchange, then the options may be terminated upon payment to the optionees of an amount the Board determines to be appropriate.

(5)	Rollover from prior stock option plan. The Company proposes including a provision that any options granted under the Stock Option Plan will be subject to the terms of any successor stock option plan.

All of the other provisions of the Stock Option Plan will remain in full force and effect. The Board has approved the amendments to the Stock Option Plan, subject to shareholder and stock exchange approvals.

A copy of the Stock Option Plan Amendment Resolution is attached hereto as Schedule “C”, and a copy of the Stock Option Plan with the proposed amendments blacklined is set out in Exhibit “1” to Schedule “C”. A summary of the current Stock Option Plan is set out under “Statement of Executive Compensation – Stock Option Plan” below.

To be effective, the Stock Option Plan Amendment Resolution must be approved by more than 50% of the votes cast by shareholders, voting in person or by proxy at the Meeting. The Board believes the passing of the Stock Option Plan Amendment Resolution is in the best interests of the Company and recommends that shareholders vote in favour of the resolution. Unless a proxy specifies that the Common Shares it represents should be voted against the approval of the Stock Option Plan Amendment Resolution or voted in accordance with the specification in the proxy, the Management Designees, if named as proxyholder in the form of proxy, intend to vote FOR the approval of the Stock Option Plan Amendment Resolution.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the Management Designees to vote in accordance with their best judgment on such matters.

GENERAL

Unless otherwise directed, it is the intention of the Management Designees to vote proxies in favour of the resolutions set forth herein.  All ordinary resolutions require a simple majority of the votes cast at the Meeting by the shareholders in order to be passed.

Rubicon Minerals Corporation Information Circular	Page 19

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)	“CEO” of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity, for any part of the most recently completed financial year;

(b)	“CFO” of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity, for any part of the most recently completed financial year;

(c)	“closing market price” means the price at which a Common Share was last sold, on the applicable date, on the TSX;

(d)	“NEO” or “Named Executive Officer” means each of the following individuals:

(i)	a CEO;

(ii)	a CFO;

(iii)
each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation, for that financial year; and

(iv)
each individual who would have been an NEO under paragraph (iii) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of the most recently completed financial year;

(e)
“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features; and

(f)
“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis
This section of this Information Circular contains a discussion of the elements of compensation earned by the Company’s Named Executive Officers, who include Michael A. Lalonde (President and Chief Executive Officer), Nicholas J. Nikolakakis (Vice President and Chief Financial Officer), Daniel A. Labine (Vice President, Operations), Glenn Kumoi, (Vice President General Counsel and Corporate Secretary) and Robert G. Lewis (former Vice President and Chief Financial Officer) for the most recently completed financial year.

Rubicon Minerals Corporation Information Circular	Page 20

Executive Compensation Philosophy and Objectives
The general compensation philosophy of the Company is to provide a level of compensation for the NEOs that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Company to be successful, and to provide long-term incentive compensation to these executives to align their interests with those of the shareholders of the Company. In order to attract and retain key personnel, the Company employs a combination of base compensation, bonuses and equity participation through the Company’s stock option plan (the “Stock Option Plan”).

How Executive Compensation is Determined
The recommendations for the compensation of the Company’s executive officers and the recommendations with respect to the Stock Option Plan are typically determined in Q4 by the Compensation Committee after reviewing the recommendations and analysis of an independent compensation consultant. Interested executives do not participate in decisions of the Compensation Committee regarding their remuneration. The Compensation Committee’s recommendations are reviewed with the Board and then the Board, after a broad discussion, typically makes a final determination of the compensation for each NEO as part of an annual process, subject to any delays where the Compensation Committee deems such delay to be appropriate. This determination by the Board results in base salary changes, bonuses to be paid and stock options to be issued (and reported in the Summary Compensation Table below), based on the prior year’s performance. At this construction stage of the Company’s development, no formal objectives or criteria are used by the Board in a formulaic manner to determine the ultimate compensation for each NEO.  Instead, specific objectives are agreed to between each NEO and the CEO, and between the CEO and the Chair of the Compensation Committee for each calendar year and the achievement or failure to achieve these objectives has an impact (but not a formulaic one) on the ultimate compensation recommended and granted to each NEO. In the Company’s 2013 calendar year, these objectives included items such as optimizing the New PEA, concluding a financing, development and construction progress, progress with Aboriginal Communities, improvement with respect to health, safety and environmental matters, development of corporate partnerships, building the team to take the Company to potential production, and share price performance relative to its peer group.

The Compensation Committee of the Company consists of Mr. Bruce A. Thomas, Q.C. (Chair), and Mr. Julian Kemp, both of whom are independent directors.

Mr. Thomas was a founding partner of Thomas Gold Pettingill LLP, and has continued as a partner from July 2008 to present.  Previously, Mr. Thomas was a partner at Cassels Brock LLP, from September 1980 to June 2008.  During his long legal career, Mr. Thomas has dealt with numerous compensation related matters and brings this experience to the Compensation Committee since May of 2010.

Mr. Kemp is a Chartered Professional Accountant, Chartered Accountant and holds a Bachelor of Business Administration degree from Wilfrid Laurier University, Waterloo, Ontario.  Mr. Kemp is also a Chartered Director having graduated from The Directors College, a joint venture between McMaster University and the Conference Board of Canada. He has over 20 years of experience in the mining industry, including more than 15 years serving in senior financial management roles.

Mr. Kemp has been a director of Marathon Gold Corporation (TSX) from 2013 to present.  Formerly, Mr. Kemp was the Vice-President Finance and Chief Financial Officer of Fortune Minerals Limited from 2004 to January 2014, and a director and the Audit Committee Chairman of Claim Post Resources Inc. (TSX-V) from 2006 to2013, and a director and the Audit Committee Chairman of Goldgroup Mining Inc. (formerly Sierra Minerals Inc. (TSX)) from 2002 to 2011.  Given this broad mining experience, Mr. Kemp is very familiar with compensation matters relating to mining industry standards and provides valuable assistance to the Compensation Committee.

Rubicon Minerals Corporation Information Circular	Page 21

No member of the Compensation Committee was, during the most recently completed financial year, an officer or an employee or former officer of the Company or any other subsidiaries, or indebted to the Company or any other subsidiaries or another entity in which the Company or its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangements or understanding in support of such indebtedness.  No member of the Compensation Committee had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

In the Compensation Committee’s view, paying base compensation that is competitive in the markets in which the Company operates is the first step to attracting and retaining talented, qualified and effective executives, especially given the very competitive employment market. The Company has three elements of compensation: (i) base salary; (ii) bonuses; and (iii) stock options. The base salary of each particular executive officer is determined by an assessment by the Compensation Committee of such executive officer’s responsibilities, performance, and a consideration of competitive compensation levels in companies similar to the Company. Bonuses are performance-based short-term financial incentives and will be paid based on certain indicators such as personal performance, team performance and/or the Company’s overall performance, which in the Company’s 2012 calendar year would include items such as adherence to the construction and development schedule, successful financing, exploration success, permitting progress, project optimization, hiring of key personnel and share price performance relative to its peer group. Certain officers are more responsible for certain items relating to their functional group and their bonus on those items will have a higher correlation to their performance on such items.  The Company provides a long-term incentive by granting stock options to executive officers in accordance with the policies of the TSX.  See “Incentive Plan Awards - Stock Option Plan” below.

The objective of granting options is to encourage executive officers to acquire an ownership interest in the Company over a period of time, which acts as a financial incentive for such executive officers to consider the long-term interests of the Company and its shareholders. The Company’s Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance.  Stock option grants are considered when reviewing executive officer compensation packages as a whole. In establishing levels of remuneration and in granting stock options and bonuses, the executive’s performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry are taken into consideration. Previous grants of stock options may be taken into account when considering new grants.

The 1,400,000 stock options granted to the President and Chief Executive Officer, Michael A. Lalonde, have vesting terms tied to time and performance as follows:

●	200,000 stock options vested six months after the effective date of his employment;
●	200,000 stock options vested twelve months after the effective date of his employment;
●	250,000 stock options vested upon completion of the optimized mine plan;
●	250,000 stock options vested upon completion of shaft sinking to the 610 metre level;
●	250,000 stock options will vest on the date sufficient underground development has been completed to support production, evidenced by 15,000 ounces of gold extracted and poured; and
●	250,000 stock options will vest upon the achievement of commercial production.

The Compensation Committee in Q2 of 2012 retained Coopers Consulting Ltd. (“Coopers”), independent third party executive compensation consultants, to make compensation recommendations to the

Rubicon Minerals Corporation Information Circular	Page 22

Compensation Committee and to the Board for the 2013 fiscal year, based on 2012 performance. In its review, Coopers considered the following peer group to conduct its analysis:

●	Argonaut Gold Inc.	●	McEwen Mining Inc.
●	Augusta Resource Corp.	●	North American Palladium Ltd.
●	Aurizon Mines Ltd.	●	Northern Dynasty Minerals Ltd.
●	Banro Corporation.	●	NovaGold Resources Inc.
●	Belo Sun Mining Corp.	●	Pretium Resources Inc.
●	Capstone Mining Corp.	●	Primero Mining Corp.
●	Chesapeake Gold Corp.	●	Rainy River Resources Limited.
●	Colossus Minerals Inc.	●	Rare Element Resources Ltd.
●	Continental Gold Ltd.	●	Romarco Minerals Inc.
●	Copper Mountain Mining Corporation.	●	Sabina Gold & Silver Corp.
●	General Moly Inc.	●	San Gold Corp.
●	Gold Resource Corporation.	●	Silver Standard Resources Inc.
●	Guyana Goldfields Inc.	●	Sulliden Gold Corporation Ltd.
●	Imperial Metals Corporation.	●	Tahoe Resources Inc.
●	International Minerals Corporation.	●	Taseko Mines Ltd.
●	Keegan Resources Inc.	●	Timmins Gold Corp
●	Kirkland Lake Gold Inc.	●	Torex Gold Resources Inc.
●	Lake Shore Gold Corp.

In its deliberations, the Compensation Committee also considered the following peer group that had been assembled by management in 2013, which included the following:

●	Detour Gold Corp.	●	Northern Dynasty Minerals Ltd
●	Exeter Resource Corp.	●	Osisko Mining Corp.
●	Fronteer Development Group Inc.	●	Rainy River Resources Ltd.
●	Kirkland Lake Gold Inc.	●	Romarco Minerals Inc.
●	Lake Shore Gold Corp.	●	San Gold Corp.

The Compensation Committee uses the information provided by Coopers and management in its deliberations but does not allocate total compensation value solely on this data. The Compensation Committee takes into account qualitative elements to reflect overall market conditions, past market practices as well as the Compensation Committee’s discretionary assessment of individual performance and ability to contribute to short and long-term success of the business.

See “Summary Compensation Table” for more information on remuneration of Named Executive Officers.

The Board gave consideration to the risks associated with the Company’s compensation policies and practices in the following ways. The Company’s Code of Business Conduct and Ethics that prohibits employees, officers and directors from accepting gifts of money or receiving any type of personal rebates. As well, as the Compensation Committee and Board have made the determination of the bonuses for the officers a discretionary matter, the officers are not encouraged to take inappropriate or excessive risks based on a formulaic bonus approach.

The Company adopted an anti-hedging policy on April 15, 2014, which prohibits directors and officers from directly or indirectly engaging in any kind of hedging transaction that could reduce or limit the director's or officer's economic risk with respect to his or her holdings, ownership or interest in or to Common Shares or other securities of the Company.

Rubicon Minerals Corporation Information Circular	Page 23

Performance Graph
The following chart compares the yearly percentage change in the cumulative total shareholder return on the Common Shares against the cumulative total shareholder return of the S&P/TSX Index (Total Return Index Value) and the TSX Precious Metals and Minerals Sub-Index (Total Return Index Value) for the financial periods 2008 through 2013, assuming a $100 initial investment with all dividends reinvested:

	2008	2009	2010	2011	2012	2013
Rubicon Minerals Corporation	100	352	400	273	180	69
S&P/TSX Composite Total Return Index	100	135	159	145	155	176
S&P/TSX Composite - Precious Metals & Minerals Total Return Sub-index	100	159	296	208	225	142
Note:
(1)	Each index for years 2008 through 2013 is as at December 31 of each year.

In this Information Circular, NEO compensation is reported for 2011, 2012 and 2013.

The trend in NEO compensation, including Black-Scholes values of option grants, for years reported in this form is as follows:

Years(1)	Increase (Decrease) in Average Annualized NEO Compensation	Increase (Decrease) in Share Value Year-end to Year-end
2012 to 2013	(70%)	(62)%
2011 to 2012	7%	(34)%
2010 to 2011	37%	(32)%

Note:
(1)	The average annualized executive officer compensation is for each of the years presented and

Rubicon Minerals Corporation Information Circular	Page 24

includes annualized salaries, bonus and other payments and the fair value of stock option grants as measured at the date of grant.
As indicated in the above table, share prices decreased in 2011, 2012 and 2013 while officer compensation increased in 2011 and 2012 but decreased in 2013.  The drop in compensation in 2013 was comparable to the drop in share value in the year and was a result of a reduction in bonus amounts and a reduction of the fair value of new stock option grants.  Fair values of stock option grants were lower, as they are a function of share price on grant.

Share price is strongly influenced by market expectations for the price of gold, market trends and market estimates of the size of the Phoenix Gold Deposit, all of which are largely beyond the control of the executive officers.

Share-based and Option-based Awards
The process the Company uses to grant option-based awards to executive officers is described under “Statement of Executive Compensation - Compensation Discussion and Analysis”.  The Company does not grant share-based awards.

Compensation Governance
The policies and practices adopted by the Board to determine the compensation for the Company’s directors and executive officers are described under “Statement of Executive Compensation - Compensation Discussion and Analysis”.

The Company has established a Compensation Committee consisting of Bruce A. Thomas, Q.C. (Chair), and Julian Kemp, both of whom are independent directors.  Julian Kemp has extensive experience as an executive of mining companies, which assists him in his formulation and implementation of the Company’s compensation policies and practices.  Messrs. Thomas’s and Kemp’s respective experience is described under “Particulars of Matters to be Acted Upon - Election of Directors”.

The role of the Compensation Committee is primarily to administer the Stock Option Plan, to make recommendations to the Board on the remuneration of senior officers and directors of the Company and to evaluate the CEO and CEO succession planning.

The Compensation Committee retained Coopers Consulting Ltd., (“Coopers”), an independent third party executive compensation consultant, to make compensation recommendations to the Board for directors and officers in respect of the 2013 fiscal year, under an agreement dated February 1, 2013, and Mercer Canada Ltd., (“Mercer”) on October 25, 2013.

Executive Compensation-Related Fees

For the Company’s year ended December 31, 2013, Mercer was paid $36,000 for executive and board member salary and fee recommendations and was also paid $4,040 for industry salary survey reports. For the year ended December 31, 2012, Coopers was paid $3,000 for industry salary survey reports and $19,584 for executive and board member salary and fee recommendations.  The Company also paid Coopers $24,480 in 2012 for a comparative analysis on equity plans and compensation.

All Other Fees

Other than as disclosed above, no other services have been provided and no other fees billed by Coopers or Mercer.

Rubicon Minerals Corporation Information Circular	Page 25

Summary of Compensation
The following table sets forth all compensation paid by the Company and/or its subsidiaries for the financial years ended December 31, 2013, December 31, 2012 and December 31, 2011, in respect of the individuals who were, at December 31, 2013, President and Chief Executive Officer, Vice President and Chief Financial Officer, Vice President of Operations, the Vice President General Counsel and Corporate Secretary and the former Chief Financial Officer of the Company:

Summary Compensation Table

					Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Annual incentive plans(2) ($)	Long-term incentive plans ($)	Pension value ($)	All Other compensation ($)	Total compensation ($)
Michael A. Lalonde (3) President & CEO
	2013(4)	500,000	-	135,212	125,000	-	-	60,000(5)	820,212
	2012(4)	247,917	-	1,200,381	-	-	-	30,000(5)	1,478,298

Nicholas J. Nikolakakis Vice President & CFO
	2013	70,577	-	217,835	-	-	-	-	288,412

Daniel A. Labine Vice President, Operations
	2013	266,359	-	214,137	-	-	-	85,000	565,496

Glenn Y. Kumoi Vice President General Counsel & Corporate Secretary
	2013	270,000	-	130,851	75,000	-	-	-	475,851
	2012	257,000	-	291,000	90,000	-	-	-	638,000
	2011	240,000	-	502,500	100,000	-	-	-	842,500

Robert G. Lewis(6) Former CFO
	2013	256,725	-	118,486	37,500	-	-	-	412,711
	2012	257,000	-	291,000	75,000	-	-	-	623,000
	2011	240,000	-	502,500	75,000	-	-	-	817,500
Notes:
(1)
Option-based awards represent the fair value of incentive stock options measured using the Black-Scholes-Merton model as measured at the grant date of the underlying option. The Black-Scholes-Merton model is the method used by the Company to measure stock-based compensation in its financial statements.

The significant assumptions used in applying this model to the 2013 grants were: exercise price and market price: $1.28 to $2.41 (2012 - $2.94 to $3.98, 2011 - $5.80), estimated future risk-free interest rate: 1.3% to 1.7% (2012 – 1.1% to 1.2%, 2011 – 2.3%), estimated time to exercise: 4 years (same for 2012 and 2011), estimated future volatility of the Company’s share price: 56.7% to 58.9% (2012 – 61.1% to 63.5%, 2011 – 76.9%) and estimated future annual dividends: Nil (same for 2012 and 2011).

All options have an exercise price equal to the previous closing market price of the Common Shares on the TSX on the day and time of grant and vest as to 50% after 6 months and the final 50% 12 months after grant, with the exception of Mr. Labine’s options which vest 1/3 annually over 3 years from the grant date.

Rubicon Minerals Corporation Information Circular	Page 26

(2)	The “Annual Incentive Plans” column represents bonuses paid.

(3)
Mr. Lalonde’s start date as President and Chief Operating Officer was June 1, 2012.  He resigned as the Chief Operating Officer on January 1, 2013 and was subsequently appointed as the President and Chief Executive Officer on the same date.

(4)	Mr. Lalonde received no compensation in his capacity as a director.

(5)	The amount paid to Mr. Lalonde under “All Other Compensation” represents a housing allowance.

(6)	Mr. Lewis left the Company on December 18, 2013 to pursue other interests.

Incentive Plan Awards

Outstanding share-based awards and option-based awards
The following table sets forth particulars of all awards outstanding for each Named Executive Officer of the Company at the end of the financial year ended December 31, 2013 for the services they provided to the Company or its subsidiaries:

	Option-based Awards				Share-based Awards(3)
Name	Number of securities underlying unexercised options(1) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Michael A. Lalonde	155,000	1.89	27-Aug-2018	-	-	-	-
	1,400,000	2.94	06-June-2017	-	-	-	-

Nicholas J. Nikolakakis	400,000	1.28	7-Oct-2018	-	-	-	-

Daniel A. Labine	200,000	2.41	30-Jan-2018	-	-	-	-

Glenn Kumoi	150,000	1.89	27-Aug-2018	-	-	-	-
	150,000	3.98	04-Jan-2017	-	-	-	-
	150,000	5.80	13-Jan-2016	-	-	-	-
	30,000	5.22	13-Jan-2015	-	-	-	-
	200,000	4.53	02-Jan-2014	-	-	-	-

Robert G. Lewis	150,000	1.89	27-Aug-2018	-	-	-	-
	150,000	3.98	04-Jan-2017	-	-	-	-
	150,000	5.80	13-Jan-2016	-	-	-	-
	150,000	5.22	13-Jan-2015	-	-	-	-
	170,000	1.31	02-Jan-2014	-	-	-	-
Notes:
(1)	All of the grants listed above are grants by the Company of options to purchase Common Shares. Each option entitles the holder to purchase one Common Share.

Rubicon Minerals Corporation Information Circular	Page 27

(2)
Value of unexercised in-the-money options represents the difference between the closing market price of the Common Shares on the last TSX trading day of 2013, December 31, 2013, which was $$0.98 and the option exercise price multiplied by the number of outstanding options.

(3)	Other than the Stock Option Plan, the Company does not have a long-term incentive plan for NEOs.

Incentive plan awards – value vested or earned during 2013

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Michael A. Lalonde	Nil	n/a	n/a
Nicholas J. Nikolakakis	Nil	n/a	n/a
Daniel A. Labine	Nil	n/a	n/a
Glenn Y. Kumoi	Nil	n/a	n/a
Robert G. Lewis	Nil	n/a	n/a
Note:
(1)
Value vested amount is the aggregate of the differences between the closing market prices of the Common Shares on the TSX on the dates of vesting and the exercise prices of the vesting options multiplied by the number of options.

The stock options and values of option-based awards noted above were granted by the Board based on the recommendations of the Compensation Committee under the Company’s Stock Option Plan as amended, which was previously approved by the shareholders of the Company.

Stock Option Plan

Proposed Amendments to Stock Option Plan

Shareholders will be asked at the Meeting to consider, and if thought fit, approve certain amendments to the Stock Option Plan. For details of the proposed amendments, see “Particulars of Matters to be Acted Upon—Amendment of Stock Option Plan”, above.

Purpose of the Stock Option Plan

The Company’s Stock Option Plan was approved by the Company’s shareholders at the Company’s Annual General Meeting of Shareholders held on June 12, 2003 and was subsequently amended by shareholders of the Company on May 14, 2007 and June 29, 2011. A copy of the Stock Option Plan is available under the Company’s profile on SEDAR at www.sedar.com. The purpose of the Stock Option Plan is to provide an incentive to the Company’s directors, officers, employees and consultants and to management company employees to continue their involvement with the Company, to increase their efforts on the Company’s behalf and to attract qualified new personnel.  The Company decided to implement the Stock Option Plan to provide additional incentive for any persons who become new directors, officers or employees as a result of the acquisition of a new business opportunity.

Rubicon Minerals Corporation Information Circular	Page 28

General Description/TSX Policies

The Stock Option Plan is administered by the Compensation Committee. The following is a brief description of the principal terms of the Stock Option Plan, which description is qualified in its entirety by the terms of the Stock Option Plan:

1.
The maximum number of Common Shares reserved for issuance upon the exercise of options granted under the Stock Option Plan, together with any shares reserved for granting new options under the Stock Option Plan, cannot exceed 7.25% of the issued and outstanding Common Shares at the time of grant from time to time. As at the date of this Information Circular, 7.25% of the Company’s issued capital was 26,325,047 Common Shares and a total of 16,630,230 options had been issued, representing 4.58% of issued capital. A total of 9,694,817 options were available for issuance as of the date of this Information Circular representing 2.67% of issued capital. There were no changes in the exercise price of any outstanding options during the year ended December 31, 2013.

If the Stock Option Plan Amendment Resolution is adopted at the Meeting, the maximum number of Common Shares reserved for issuance upon the exercise of options granted under the Stock Option Plan, together with any shares reserved for granting new options under the Stock Option Plan, will continue to be 7.25% of the issued and outstanding Common Shares at the time of grant from time to time.

2.
Subject to the approval of the Board, the exercise price of stock options granted under the Stock Option Plan is set by the Compensation Committee; the exercise price may not be less than the closing market price of the Common Shares on the Toronto Stock Exchange (“TSX”) immediately prior to the time of the grant of an option.

3.
Stock options under the Stock Option Plan may be granted by the Board based on the recommendation of the Compensation Committee to any employee, officer, director or consultant of the Company or an affiliate of the Company, or to an affiliate of such persons, or to an individual employed by a corporation providing management services to the Company, as permitted by applicable securities laws.

4.	The grant of options under the Stock Option Plan is subject to the limitation that the aggregate of:

(a) the number of Common Shares issuable to insiders (including their associates), at any time; and

(b) the number of Common Shares issued to insiders (including their associates), within any one year period under the Stock Option Plan, or when combined with all of the Company’s other security based compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares.

5.
The aggregate number of Shares (as defined in the Stock Option Plan) reserved for issuance to optionees who are non-employee members of the Board shall not exceed 1.0% of the issued and outstanding Common Shares.

6.	The maximum of the fair value of options granted to an optionee who is a non-employee member of the Board shall not exceed $100,000 per fiscal year. If the Stock Option Plan Amendment

Rubicon Minerals Corporation Information Circular	Page 29

Resolution is adopted at the Meeting, this limit will be removed for the first-time grants to non-employee members of the Board.

7.
The term for exercise of a stock option under the Stock Option Plan is to be determined by the Board at the time of grant and no maximum term has been set in the Stock Option Plan. Notwithstanding the expiry date of an option set by the Board, the expiry date will be adjusted without being subject to the discretion of the Board or the Compensation Committee to take into account any blackout period imposed on the optionee by the Company such that if the expiration date falls within a blackout period or falls within ten (10) business days after the end of such blackout period, then the expiry date will be the close of business on the tenth (10th) business day after the end of such blackout period.

8.	The Stock Option Plan does not presently contemplate a stock option being transformed into a stock appreciation right.

9.	The Stock Option Plan does not presently permit the giving of financial assistance to optionees to facilitate the exercise of their stock options.

10.
Where an employee, officer, director or consultant of the Company or an affiliate of the Company holding an option directly, or indirectly through an affiliate of such person, or an individual employed by a corporation providing management services to the Company holding an option is terminated for just cause, the option terminates on the date of such termination for cause, or such later date as determined by the Board, which can be no later than the expiry date of the option. If such person is terminated for a reason other than disability, death or termination for cause, such person’s stock option shall terminate on the date which is the earlier of ninety (90) days after the date of termination or such later date as determined by the Board and the expiry date of the option. If the Stock Option Plan Amendment Resolution is adopted at the Meeting, where such person either (i) resigns their position without prejudice to the Company in accordance with his or her employment agreement or contract; or (ii) is terminated for a reason other than disability, death or termination for cause, such person's stock option would instead terminate on the date which is:

(a)
if such person has not continuously served as a director of, or not been engaged full time continuously by, the Company for 2.5 years (30 months) or more as at the date of such termination, the earlier of: (A) 90 days after such date of termination; and (B) the expiry date of the term of the option, or such later date determined by the Board which shall not be later than the expiry date of the term of the option; or

(b)
if such Person has continuously served as a director of, or been engaged full time continuously by, the Company for 2.5 years (30 months) or more as at the date of such termination, the expiry date of the term of the option.

11.
Under the Stock Option Plan, the Board, taking into account the recommendations of the Compensation Committee, has complete discretion to set or vary the terms of any vesting schedule of any options granted, including the discretion to permit partial vesting in stated percentage amounts based on the term of such options or to permit full vesting after a stated period of time has passed from the date of grant.

12.
If there is any change in the number of Common Shares outstanding through any declaration of a stock dividend or any consolidation, subdivision or reclassification of the Common Shares, the number of shares available under the Stock Option Plan, the shares subject to any option and the

Rubicon Minerals Corporation Information Circular	Page 30

exercise price will be adjusted proportionately, subject to any approval required by the TSX. If the Company amalgamates, merges, or enters into a plan of arrangement with or into another corporation, and the Company is not the surviving or acquiring corporation, the acquiring corporation shall be required to provide for the assumption of each option or the substitution of another option of equivalent value therefor or the distribution to each eligible optionee of securities, property or cash of appropriate value as determined by the Board. If the Stock Option Plan Amendment Resolution is adopted at the Meeting, such an acquiring corporation shall instead be specifically required to provide for:

(a)
the assumption of each option granted under the Stock Option Plan or the substitution of another option of equivalent value, each on substantially equivalent terms (a “Substituted Option”), as a replacement for each option granted under the Stock Option Plan such that the right to receive Common Shares on the exercise of an option shall be converted, under the Substituted Option, into the right to receive such securities, property and/or cash which the optionee would have received upon such Reorganization if the optionee had exercised his option immediately prior to the record date applicable to such Reorganization, and where applicable, the exercise price shall be adjusted proportionately; or

(b)
the distribution to each eligible optionee of securities, property or cash of appropriate value (as determined by the Board), but only in circumstances in which the optionee would only have received cash or securities or other property that is not listed for trading on any stock exchange, if the optionee had exercised his option immediately prior to the record date applicable to such Reorganization.

13.
If a Change in Control (as defined in the Stock Option Plan) of the Company occurs, all options will become immediately exercisable, notwithstanding any contingent vesting provisions to which such options may have otherwise been subject. If a bona fide take-over bid (as defined in the British Columbia Securities Act) is made for the Common Shares, optionees will be entitled to exercise any options they hold to permit the optionee to tender the shares received upon exercise of the options to the take-over bid. If such shares are not taken up by the offeror, they may be returned to the Company and reinstated as unissued shares and the option shall be reinstated.

14.
Except in certain limited circumstances, the options are non-assignable and non-transferable. Upon the death of an optionee, the options are transferable to a Qualified Successor. “Qualified Successor” means a person who is entitled to ownership of an option upon the death of an optionee, pursuant to a will or the applicable laws of descent and distribution upon death. In the event of the death of an optionee, such optionee’s options shall be exercisable by the Qualified Successor until the earlier of the expiry of the term of the option or one year from the date of death of the optionee. In addition, if the optionee becomes disabled, the options may be exercised by a guardian until the earlier of the expiry of the term of the option or one year from the date of death of the optionee.

15.
If any options are cancelled, surrendered, terminated or have expired without being exercised, new options may be granted under the Stock Option Plan covering the shares not purchased under such lapsed options.

16,
The decrease in the exercise price or an extension of the term of stock options previously granted to insiders or their associates requires approval by a “disinterested shareholder vote” prior to exercise of such amended stock options, with any interested insider or their associates abstaining from voting.

Rubicon Minerals Corporation Information Circular	Page 31

17.	The Stock Option Plan provides that shareholder approval (or, when required, disinterested shareholder approval) is required to amend the Stock Option Plan in order to:

	(a)	increase the fixed maximum number or percentage of Common Shares which may be issued under the Stock Option Plan;

	(b)	materially increase the benefits accruing to participants under the Stock Option Plan;

	(c)	add any form of financial assistance;

	(d)	make any amendment to a financial assistance provision which is more favourable to participants under the Stock Option Plan;

	(e)	reduce the exercise price of options already granted;

	(f)	allow for the cancellation or reissuance of any option granted under the Stock Option Plan;

	(g)	extend the term of any option already granted;

	(h)	permit options granted under the Stock Option Plan to be transferable or assignable other than for normal estate settlement purposes;

	(i)	remove or increase the non-employee director participation limit; or

	(j)	further amend the amendment provisions of the Stock Option Plan,

provided that the Board may make any amendment to the terms of the Stock Option Plan other than as described above without obtaining shareholder approval, including the following types of amendments:

	(k)	amendments made for the purpose of correcting typographical or clerical errors, clarifying ambiguities or matters of interpretation, or updating statutory or regulatory references;

(l)
the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Company, including a “cashless exercise” feature, payable in cash or shares; or

	(m)	amendments for the purpose of complying with the requirements of any applicable regulatory authority or responding to legal or regulatory changes.

Pension Plan Benefits
The Company does not have in place any deferred compensation plan or pension plan that provides for payments or benefits at, following or in connection with retirement.

Liability Insurance
The directors and officers of the Company are covered by liability insurance.  The Company has a Director’s and Officer’s Liability Insurance policy that provides coverage of up to $100 million per claim and insurance period, for which it pays an annual premium of $382,905.

Rubicon Minerals Corporation Information Circular	Page 32

Termination and Change of Control Benefits
The employment agreements of each of the NEOs, at the date of this Information Circular, provide for: (1) salary; (2) bonus, at the discretion of the Board upon annual reviews; and (3) stock options (see Summary Compensation Table).  Most of the employment agreements have initial terms of two to three years and are currently automatically renewed for further terms of one year unless notice is given to terminate the agreement by either party.  The agreements also provide that in the event of a significant change in the affairs of the Company such as a take-over bid, change of control of the Board, the sale, exchange or other disposition of a majority of the outstanding Common Shares, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company’s members receive less than 51% of outstanding common shares of the new or continuing corporation (“Significant Change”), then at the option of the NEO, each may elect to continue to be employed by the Company or give notice of termination within the following time frames in which event the Company shall pay the following amounts:

Michael A. Lalonde, President and Chief Executive Officer – eighteen (18) months from the Significant Change may elect to terminate and receive two (2) times annual salary.

Nicholas J. Nikolakakis, Vice President and Chief Financial Officer - six (6) months from the Significant Change may elect to terminate and receive two (2) times annual salary.

Daniel A. Labine, Vice President Operations - six (6) months from the Significant Change may elect to terminate and receive two (2) times annual salary.

Glenn Kumoi, Vice President General Counsel and Corporate Secretary - six (6) months from the Significant Change may elect to terminate and receive two (2) times annual salary.

Robert G. Lewis, former Chief Financial Officer, had been terminated prior to December 31, 2013 and was therefore not eligible for change of control benefits at December 31, 2013.

Each officer is obligated to keep all of the Company’s confidential information confidential for a period of one (1) year after termination of their respective agreements.

The following table shows, for each NEO, the amount such person would have been entitled to receive on the termination of his employment without just cause on December 31, 2013, the amount such person would have been entitled to if a change of control occurred on December 31, 2013 and the amount such person would have been entitled to receive on the termination of his employment without just cause on December 31, 2013 if that termination occurred following a change in control.

Named Executive Officer	Triggering Event
	Termination of Employment	Change of Control	Termination of Employment Following Change of Control
Michael A. Lalonde (President & CEO)
Severance	$1,000,000	$1,000,000	$1,000,000
Accelerated vesting(1)	-	-	-
Total	$1,000,000	$1,000,000	$1,000,000

Rubicon Minerals Corporation Information Circular	Page 33

Named Executive Officer	Triggering Event
	Termination of Employment	Change of Control	Termination of Employment Following Change of Control
Nicholas J. Nikolakakis (Vice President and Chief Financial Officer)
Severance	$600,000	$600,000	$600,000
Accelerated vesting(1)	-	-	-
Total	$600,000	$600,000	$600,000

Daniel A. Labine (Vice President of Operations)
Severance	$560,000	$560,000	$560,000
Accelerated vesting(1)	-	-	-
Total	$560,000	$560,000	$560,000

Glenn Y. Kumoi (Vice President General Counsel and Corporate Secretary)
Severance	$540,000	$540,000	$540,000
Accelerated vesting(1)	-	-	-
Total	$540,000	$540,000	$540,000

Robert G. Lewis (Former Chief Financial Officer)
Severance	$264,700(2)	n/a	n/a
Accelerated vesting(1)	-	-	-
Total	$264,700(2)	n/a	n/a
Notes:
(1)
Accelerated vesting amounts represent the difference between the closing market price of the Common Shares on December 31, 2013 and the option exercise price multiplied by the number of unvested options. As all unvested options had exercise prices above the year-end closing market price, all entries are nil.

(2)
The services of Robert Lewis terminated on December 18, 2013. The amount listed for Termination of Employment represents his final annual salary and was paid in 2014. On termination, Robert Lewis also received the right to receive new stock options in the same amount and on the same terms which may be granted to the other senior executives for a period of 6 months following the date of termination.

The criteria used to determine the amount payable to the NEOs was based on industry standards and the Company’s financial circumstances. The employment agreements with the NEOs and subsequent increases in salaries were accepted by the Board based on recommendations of the Compensation Committee.

Director Compensation

The Board has the responsibility of determining the compensation of the Company’s directors upon recommendation of the Compensation Committee. The Board, upon recommendation of the Compensation Committee, has determined that the principal method of compensating directors is through an annual retainer, meeting fees and the grant of stock options.  The annual retainer and meeting fees are paid in cash.

Rubicon Minerals Corporation Information Circular	Page 34

The objective in setting the compensation for the directors is to ensure that the Company can attract and retain a high quality of candidates. The compensation in 2013 for the directors is summarized in the following table.

Director Compensation Table
During the financial year ended December 31, 2013, the Company paid compensation, directly or indirectly, to directors of the Company other than the NEOs as follows:

Name(1)	Fees earned(2) ($)	Share- based awards ($)	Option- based awards(3) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
David W. Adamson(4)	143,000	-	95,957	-	-	-	238,957
Christopher J. Bradbrook	168,700	-	95,957	-		-	264,657
Julian Kemp	81,800	-	95,957	-	-	-	177,757
David R. Reid(5)	42,200	-	95,957	-	-		138,157
Bruce A. Thomas, Q.C.	84,100	-	95,957	-	-	-	180,057
Michael D. Winship	57,425	-	95,957	-	-	-	153,382
Peter W. Rowlandson	57,495	-	95,957	-	-	-	153,452
Notes:
(1)
The Company, at the end of the financial year December 31, 2013, had eight (8) directors, one (1) being an NEO (Michael A. Lalonde).  For a description of the compensation paid to Michael A. Lalonde, please refer to the Summary Compensation Table.

(2)	All non-executive directors were paid fees quarterly according to the following schedule for 2013:

Director Retainer	$35,000 annually
Board Chair Retainer	$90,000 annually
Lead Director Retainer	$80,000 annually
Audit Committee Chair Retainer	$15,000 annually
Other Committee Chair Retainer	$7,500 annually
Board and Committee Meeting Fees	$1,200 per meeting
Retainer for all non-chair committee members	$5,000 annually

(3)
Option-based awards represent the fair value of incentive stock options measured using the Black-Scholes-Merton model as measured at the grant date of the underlying option. The Black-Scholes-Merton model is the method used by the Company to measure stock-based compensation in its financial statements.   The significant assumptions used in applying this model to the 2013 grants were: exercise price and market price $1.89, estimated future risk-free interest rate:  1.6%, estimated time to exercise: 4 years, estimated future volatility of the Company’s share price:  58.9% and estimated future annual dividends: Nil.

Rubicon Minerals Corporation Information Circular	Page 35

Options were originally scheduled to be awarded to Directors during January of 2013 with an exercise price equal to the previous closing market price of the Common Shares on the TSX on the day and time of grant and vesting as to 50% after six (6) months and the final 50% twelve (12) months after grant. Due to blackout periods, the option awards were delayed until August, 2013.  At that time, they were priced at the previous closing market price of the Common Shares on the TSX on the day and time of grant and vested as to 100% on January 1, 2014.

(4)
David W. Adamson received the following payments and benefits during the year, pursuant to his 2012 termination as CEO of the Company: a severance payment of $1,000,000, health and benefit plan benefits during the year valued at $10,800, and a bonus of $180,000 relating to his services provided as CEO of the Company.

(5)
At the date of this Information Circular, David R. Reid is both a director of the Company and a partner at the law firm of Davis LLP.  During the 2013 fiscal year, the Company paid legal fees to Davis LLP aggregating $1,282,000.

None of the directors of the Company other than the NEOs, received, during the financial year ended December 31, 2013, compensation pursuant to:

(a)
any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors other than as disclosed in Note 4 to the “Director Compensation Table” above; or

(b)
any arrangement for the compensation of directors for services as consultants or experts for the financial year ended December 31, 2013, other than as disclosed in Note 5 to the “Director Compensation Table” above.

Share-based awards, option-based awards and non-equity incentive plan compensation

Outstanding share-based awards and option-based awards

The following table sets forth particulars of all awards outstanding for each director who is not a NEO of the Company as at the end of the financial year ended December 31, 2013, the most recent financial year-end, including awards granted before the most recently completed financial year:

	Option-based Awards				Share-based Awards(3)
Name	Number of securities underlying unexercised options(1) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
David W. Adamson	110,000	1.89	27-Aug-2018	-	-	-	-
	250,000	2.94	06-June-2017	-	-	-	-
	270,000	3.98	04-Jan-2017	-	-	-	-
	300,000	5.80	13-Jan-2016	-	-	-	-
	300,000	5.22	13-Jan-2015	-	-	-	-
	375,000	1.31	02-Jan-2014	-	-	-	-

Rubicon Minerals Corporation Information Circular	Page 36

	Option-based Awards				Share-based Awards(3)
Name	Number of securities underlying unexercised options(1) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Christopher J. Bradbrook	110,000	1.89	27-Aug-2018	-	-	-	-
	51,546	3.98	04-Jan-2017	-	-	-	-
	115,000	5.22	13-Jan-2015	-	-	-	-
	115,000	1.31	02-Jan-2014	-	-	-	-

Julian Kemp	110,000	1.89	27-Aug-2018	-	-	-	-
	51,546	3.98	04-Jan-2017	-	-	-	-
	100,000	3.63	31-May-2016	-	-	-	-

David R. Reid	110,000	1.89	27-Aug-2018	-	-	-	-
	51,546	3.98	04-Jan-2017	-	-	-	-
	115,000	5.22	13-Jan-2015	-	-	-	-
	115,000	1.31	02-Jan-2014	-	-	-	-

Bruce A. Thomas, Q.C.	110,000	1.89	27-Aug-2018	-	-	-	-
	51,546	3.98	04-Jan-2017	-	-	-	-
	115,000	5.22	13-Jan-2015	-	-	-	-
	200,000	3.12	13-Jul-2014	-	-	-	-

Michael D. Winship(4)	110,000	1.89	27-Aug-2018	-	-	-	-
	51,546	3.98	04-Jan-2017	-	-	-	-

Peter W. Rowlandson(5)	110,000	1.89	27-Aug-2018	-	-	-	-
Notes:

(1)	All of the grants listed above are grants by the Company of options to purchase Common Shares. Each option entitles the holder to purchase one Common Share.

(2)
Value of unexercised in-the-money options represents the difference between the closing market price of the Common Shares on the TSX on December 31, 2013, which was $0.98 and the option exercise price multiplied by the number of outstanding options.

(3)	Other than the Stock Option Plan, the Company does not have a long-term incentive plan for the directors who are not also NEOs.

(4)
Due to the Stock Option Plan limitation on grants to new directors, Michael D. Winship was granted 200,000 SARs on September 7, 2011, with an exercise price of $4.18 and an expiry date of September 7, 2016.  Upon exercise, each SAR would result in a cash payment representing the difference between the market price of the Common Shares on the exercise date and the exercise price plus an additional amount to achieve the equivalent after tax benefit of a stock option exercise on the same terms.

(5)
Due to the Stock Option Plan limitation on grants to new directors, Peter W. Rowlandson was granted 200,000 SARs on July 30, 2012, with an exercise price of  $3.23 and an expiry date of July 30, 2017.  Upon

Rubicon Minerals Corporation Information Circular	Page 37

exercise, each SAR would result in a cash payment representing the difference between the market price of the Common Shares on the exercise date and the exercise price plus an additional amount to achieve the equivalent after tax benefit of a stock option exercise on the same terms.

Incentive plan awards – value vested or earned during 2013

Name	Option-based awards -Value vested during the year(1) ($)	Share-based awards -Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
David W. Adamson	Nil	n/a	n/a
Christopher J. Bradbrook	Nil	n/a	n/a
Julian Kemp	Nil	n/a	n/a
David R. Reid	Nil	n/a	n/a
Bruce A. Thomas, Q.C.	Nil	n/a	n/a
Michael D. Winship	Nil	n/a	n/a
Peter W. Rowlandson	Nil	n/a	n/a
Note:
(1)
Value vested amount is the aggregate of the differences between the closing market prices of the Common Shares on the TSX on the dates of vesting and the exercise prices of the vesting options multiplied by the number of options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth details of the Company’s compensation plans under which equity securities of the Company are authorized for issuance as at December 31, 2013.

Plan Category	Number of securities to be issued upon exercise of outstanding options(1) (a)	Weighted-average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans(2) (c)
Equity compensation plans approved by securityholders	15,320,230	3.59	5,618,792
Equity compensation plans not approved by securityholders	n/a	n/a	n/a
Total	15,320,230	3.59	5,618,792
Notes:
(1)	Amounts listed in the first row of column (a) represent stock options outstanding at December 31, 2013 under the Stock Option Plan.

(2)	Amounts listed in column (c) represent the Stock Option Plan limitation of 7.25% of the issued and outstanding Common Shares less issued options as listed in column (a).

Rubicon Minerals Corporation Information Circular	Page 38

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, no current or former director, executive officer or employee, or any proposed management nominee for election as a director of the Company, nor any of their respective associates or affiliates, is, or has been at any time since the beginning of the last completed financial year of the Company, indebted to the Company or any subsidiary, nor has any such person been indebted to any other entity where such indebtedness is a subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Information Circular, “informed person” means:

(a)	a director or executive officer of the Company;

(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c)
any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	the Company, if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Other than as set out in this Information Circular, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

The Company’s Audit Committee is comprised of Mr. Julian Kemp, BBA, CPA, CA, C.DIR. (Chair), Mr. Christopher J. Bradbrook (until May 6, 2014), Mr. Bruce A. Thomas, Q.C., and Mr. Peter M. Rowlandson, each of whom is “independent” under National Instrument 52-110 Audit Committees (“NI 52-110”), the rules of the NYSE-MKT LLC and Rule 10A-3(b) under the United States Exchange Act of 1934. All of the Audit Committee members are “financially literate”, as such term is defined in NI 52-110. The Board has determined that Mr. Kemp, the Chair of the Audit Committee, qualifies as an “audit committee financial expert” under applicable United States law.

The Audit Committee met five (5) times during the financial year ended December 31, 2013, as follows: on March 11, May 9, May 26, August 7, 2013 and November 6, 2013.

Rubicon Minerals Corporation Information Circular	Page 39

NI 52-110 requires the Company to disclose annually in its Annual Information Form certain information concerning the constitution of its audit committee and its relationship with its independent auditors.  Such information can be found at pages 54 to 56 of the Company’s Annual Information Form for the financial year ended December 31, 2013, and the full text of the Company’s Audit Committee Charter can be found in such Annual Information Form, a copy of which is available online at www.sedar.com or at www.sec.gov or on the Company’s website at www.rubiconminerals.com  A copy will be provided free of charge to any securityholder of the Company upon request.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) requires issuers to disclose their governance practices in accordance with that instrument.  A discussion of the Company’s corporate governance practices within the context of NI 58-101 is set out in Schedule “D” attached hereto.

SHAREHOLDER PROPOSALS

Any shareholder wishing to present a proposal at the 2015 annual meeting shall send such proposal to the Company before March 24, 2015 so that it may be included in the proxy solicitation documents for that annual meeting.

ADDITIONAL INFORMATION

Additional information concerning the Company is available online at www.sedar.com.  Financial information concerning the Company is provided in the Company’s comparative financial statements and auditors’ report thereon and Management’s Discussion & Analysis for the financial year ended December 31, 2013.

Shareholders wishing to obtain a copy of the Company’s financial statements and Management’s Discussion & Analysis for the year ended December 31, 2013 may contact the Company as follows:

Rubicon Minerals Corporation
 Suite 902 – 170 University Avenue
Toronto, Ontario, Canada
M5H 3B3

Telephone:   416-238-4582
Toll Free: 1-866-365-4706
Facsimile:  604-623-3355
Website:  www.rubiconminerals.com

Rubicon Minerals Corporation Information Circular	Page 40

DIRECTORS’ APPROVAL

The contents of this Information Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Michael A. Lalonde”
Michael A. Lalonde
President and Chief Executive Officer

Vancouver, British Columbia
May 16, 2014

Rubicon Minerals Corporation Information Circular	Page 41

SCHEDULE “A”

ADVANCE NOTICE RESOLUTION

In order to be effective, the following special resolution requires approval by a two-thirds majority of the votes cast by shareholders present in person or by proxy at the Meeting.  See “Particulars to be Acted Upon - Approval of Advance Notice for Nominations of Directors”.

“WHEREAS:

A.           The Board of Directors of the Company proposes that the Company alter its Articles to adopt advance notice provisions for the nomination of directors.

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
subject to any applicable regulatory approval, the Company’s Articles be altered by adding the text substantially in the form attached as Exhibit “1” to Schedule “A” of the Company’s Information Circular dated May 16, 2014, as and at Article 10.11;

2.
the Board of Directors of the Company be and is hereby authorized in its absolute discretion to administer the provisions of Article 10.11 and to make such minor revisions to the form of text of Article 10.11 as may be needed to reflect changes required by corporate or securities regulatory agencies or stock exchanges;

3.
despite the foregoing, the directors may revoke this resolution without further approval of the shareholders at any time prior to the filing of any documents required to give effect to the alteration of the Articles under the Business Corporations Act (British Columbia) (the “BCBCA”), if the Board deems it appropriate and in the best interests of the Company to do so; and

4.
any director or officer of the Company be and is hereby authorized to do such things and to execute and deliver all documents that such director or officer may, in his discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution (including, without limitation, the filing of any documents required to give effect to the alteration of the Articles under the BCBCA).”

It is the intention of the Management Designees, if named as proxyholder in the accompanying instrument of proxy, if not expressly directed to the contrary in such instrument of proxy, to vote such proxies FOR the approval of the Advance Notice Resolution.

Rubicon Minerals Corporation Information Circular	Page 42

Exhibit “1” to Schedule “A”

AMENDMENT TO ARTICLES TO INCLUDE ADVANCE NOTICE PROVISIONS

10.11	Advance Notice for Nomination of Directors.

(a)
Subject only to the Act and these Articles, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board of directors may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose which includes electing directors, as follows:

		(i)	by or at the direction of the board of directors, including pursuant to a notice of meeting;

(ii)
by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

		(iii)	by any shareholder of the Company (a “Nominating Shareholder”) who:

A.
at the close of business on the date of the giving of the notice provided for below in this Article 10.11 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

			B.	has given timely notice in proper written form as set out in this Article 10.11.

(b)
In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such Nominating Shareholder must have given timely notice thereof in proper written form to the secretary of the Company at the principal executive offices of the Company in accordance with this Article 10.11.

(c)
For a nomination made by a Nominating Shareholder to be timely notice (a “Timely Notice”), a Nominating Shareholder’s notice must be received by the secretary of the Company at the principal executive offices of the Company:

(i)
in the case of an annual meeting, not later than the close of business on the 30th day and not earlier than the opening of business on the 65th day before the date of the annual meeting; provided, however, if the first public announcement of the date of the annual meeting is less than 50 days before the meeting date, not later than the close of business on the 10th day following the day on which the first public announcement of the date of such meeting is made; and

(ii)
in the case of a special meeting of shareholders (which is not also an annual meeting) called for any purpose which includes electing directors, not later than the close of business on the 15th day following the day on which public announcement of the date of the special meeting is first made.

Rubicon Minerals Corporation Information Circular	Page 43

(d)
The time periods for giving of a Timely Notice shall in all cases be determined based on the original date of the annual meeting or the first public announcement of the annual or special meeting, as applicable. In no event shall the adjournment or postponement of an annual meeting or special meeting or an announcement thereof commence a new time period for the giving of a Timely Notice.

(e)	To be in proper written form, a Nominating Shareholder’s notice to the secretary of the Company must comply with all the provisions of this Article 10.11 and:

	(i)	disclose or include, as applicable, as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a “Proposed Nominee”):

		A.	their name, age, business and residential address, and principal occupation or employment for the past five years;

B.
their direct or indirect beneficial ownership in, or control or direction over, any class or series of securities of the Company, including the number or principal amount and the date (s) on which such securities were acquired; and

C.
any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the Proposed Nominee or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Proposed Nominee and the Nominating Shareholder;

	(ii)	disclose or include, as applicable, as to each Nominating Shareholder giving the notice and each beneficial owner, if any, on whose behalf the nomination is made:

A.
their name, business and residential address and direct or indirect beneficial ownership in, or control or direction over, any class or series of securities of the Company, including the number or principal amount and the date(s) on which such securities were acquired;

B.
their interests in, or rights or obligations associated with, an agreement, arrangement or understanding, the purpose or effect of which is to alter, directly or indirectly, the person’s economic interest in a security of the Company or the person’s economic exposure to the Company;

C.
any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the Nominating Shareholder or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Nominating Shareholder and any Proposed Nominee;

D.
any proxy, contract, arrangement, agreement or understanding pursuant to which such person, or any of its affiliates or associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Company or the nomination of directors to the board;

Rubicon Minerals Corporation Information Circular	Page 44

		E.	any direct or indirect interest of such person in any contract with the Company or with any of the Company’s affiliates or principal competitors;

F.
a representation that the Nominating Shareholder is a holder of record of securities of the Company, or a beneficial owner, entitled to vote at such meeting, and intends to appear in person or by proxy at the meeting to propose such nomination;

G.
a representation as to whether such person intends to deliver a proxy circular and/or form of proxy to any shareholder of the Company in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Company in support of such nomination; and

H.
any other information relating to such person that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or as required by applicable securities law; and

	(iii)	be accompanied by a written consent duly signed by each Proposed Nominee to being named as a nominee and to serve as a director of the Company, if elected.

(f)
The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such Proposed Nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such Proposed Nominee.

(g)
No person shall be eligible for election as a director of the Company unless nominated in accordance with the procedures set forth in this Article 10.11; provided, however, that nothing in this Article 10.11 shall be deemed to preclude a shareholder from discussing (as distinct from nominating directors) at a meeting of shareholders any matter in respect of which the shareholder would have been entitled to submit a proposal pursuant to the provisions of the Act.

(h)
The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(i)
Any notice or other document or information required to be given to the secretary of the Company pursuant to this Article 10.11 may only be given by personal delivery, facsimile transmission or email (at such email address as stipulated from time to time by the secretary of the Company for purposes of this Article 10.11), and shall be deemed to have been given and made only at the time it is served by personal delivery or email (at the address aforesaid) or sent by facsimile transmission (provided the receipt of confirmation of such transmission has been received) to the secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been on the subsequent day that is a business day.

Rubicon Minerals Corporation Information Circular	Page 45

(j)
Despite any other provision of this Article 10.11, if the Nominating Shareholder (or a qualified representative of the Nominating Shareholder) does not appear at the meeting of shareholders of the Company to present the nomination of the Proposed Nominee, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Company.

(k)
Nothing in this Article 10.11 shall obligate the Company or the board to include in any proxy statement or other shareholder communication distributed by or on behalf of the Company or board any information with respect to any proposed nomination or any Nominating Shareholder or Proposed Nominee.

(l)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Article 10.11.

(m)	For purposes of this Article 10.11:

(i)
“public announcement” shall mean disclosure in a press release disseminated by the Company through a nationally recognized news service in Canada, or in a document filed by or on behalf of the Company for public access under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com; and

(ii)
“applicable securities law” means the applicable securities legislation in each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

Rubicon Minerals Corporation Information Circular	Page 46

SCHEDULE “B”
UNALLOCATED ENTITLEMENTS RESOLUTION

In order to be effective, the following ordinary resolution requires approval by a majority of the votes cast by shareholders present in person or by proxy at the Meeting. See “Particulars of Matters to be Acted Upon — Approval Of Unallocated Entitlements Under Stock Option Plan”.

“WHEREAS:

A.
the shareholders of the Company approved on June 29, 2011, the stock option plan, as amended from time to time (the “Stock Option Plan”), which does not have a fixed maximum number of Common Shares issuable; and

B.
the rules of Toronto Stock Exchange provide that all unallocated options, rights or other entitlements (“Unallocated Entitlements”) under a security based compensation arrangement which does not have a fixed number of maximum securities issuable, be approved every three years.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	all Unallocated Entitlements under the Stock Option Plan be and are hereby approved and authorized;

2.	the Company have the ability to continue granting options under the Stock Option Plan until June 25, 2017; and

3.
any director or officer of the Company be and is hereby authorized to do such things and to execute and deliver all documents that such director or officer may, in his discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.”

It is the intention of the Management Designees, if named as proxyholder in the accompanying instrument of proxy, if not expressly directed to the contrary in such instrument of proxy, to vote such proxies FOR the approval of the Unallocated Entitlements Resolution.

Rubicon Minerals Corporation Information Circular	Page 47

SCHEDULE “C”
STOCK OPTION PLAN AMENDMENT RESOLUTION

In order to be effective, the following ordinary resolution requires approval by a majority of the votes cast by shareholders present in person or by proxy at the Meeting. See “Particulars of Matters to be Acted Upon — Approval of Amendments to Stock Option Plan”.

“WHEREAS:

A.	the shareholders of the Company approved a stock option plan on June 29, 2011 (the “Stock Option Plan”); and

B.	the Board of Directors of the Company considers it in the best interests of the Company to adopt certain amendments to the Stock Option Plan.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.
the amendments to the Stock Option Plan, as reflected in the blacklined version of the Stock Option Plan attached as Exhibit “1” to Schedule “C” of the Company’s Information Circular dated May 16, 2014, be and hereby are approved; and

2.
any director or officer of the Company be and is hereby authorized to do such things and to execute and deliver all documents that such director or officer may, in his discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.”

It is the intention of the Management Designees, if named as proxyholder in the accompanying instrument of proxy, if not expressly directed to the contrary in such instrument of proxy, to vote such proxies FOR the approval of the Stock Option Plan Amendment Resolution.

Rubicon Minerals Corporation Information Circular	Page 48

Exhibit “1” to Schedule “C”

BLACKLINED STOCK OPTION PLAN

RUBICON MINERALS CORPORATION
STOCK OPTION PLAN
(~~2011~~2014)

1.	INTERPRETATION

1.1           Defined ~~Term~~Terms - For the purposes of this Plan, the following terms shall have the following meanings:

(a)	“Associate” shall have the meaning ascribed to such term in the British Columbia Securities Act, as amended from time to time;

(b)	“Board” means the Board of Directors of the Company;

(c)	“Change in Control” means:

(i)
a takeover bid (as defined in the British Columbia Securities Act), pursuant to which the offeror or any one acting jointly or in concert takes up and pays for Shares of the Company and, as a result of such take up and payment, the offeror holds in the aggregate more than 50% of the outstanding Shares immediately upon completion of the takeover bid;

(ii)	a change of control of the Board resulting from the election by the shareholders of the Company of less than a majority of the persons nominated for election by management of the Company;

(iii)	the sale of all or substantially all the assets of the Company;

(iv)	the sale, exchange or other disposition of a majority of the outstanding Shares of the Company in a single transaction or a series of related transactions;

(v)	the dissolution of the Company’s business or the liquidation of its assets;

(vi)
a merger, amalgamation or arrangement of the Company in a transaction or series of transactions in which the Company’s shareholders receive less than a majority of the outstanding shares of the new or continuing Company; or

(vii)	the acquisition, directly or indirectly, through one transaction or a series of transactions, by any Person, of an aggregate of more than 50% of the outstanding Shares;

(d)	“Committee” means the Compensation Committee appointed by the Board, or if no such committee is appointed, the Board itself;

(e)	“Company” means Rubicon Minerals Corporation, a corporation incorporated under the laws of the Province of British Columbia;

Rubicon Minerals Corporation Information Circular	Page 49

(f)	“Date of Grant” means the date on which a grant of an Option is effective;

(g)
“Disability” means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than 12 months which causes an individual to be unable to engage in any substantial gainful activity;

(h)	“Disinterested Shareholder Approval” means an ordinary resolution approved at a shareholders meeting by a majority of the votes cast by:

(i)	the holders of the issued and outstanding Shares; and

(ii)
the holders of any securities of the Company, other than the Shares, which have a residual right to share in the earnings of the Company and in its assets upon liquidation or winding-up (“Restricted Securities”), on a basis proportionate to their respective residual equity interests in the Company, excluding votes attaching to the Shares and the Restricted Securities beneficially owned by Insiders to whom Options may be issued and Associates of those persons;

(i)	“Effective Date” means the effective date of this Plan as set out in Section 16 hereof;

(j)	“Guardian” means the guardian, if any, appointed for an Optionee;

(k)	“Insider” shall have the meaning ascribed to such term in the British Columbia Securities Act, as amended from time to time;

(l)	“Market Price” means:

(i)	where the Shares are listed for trading on the TSX, the last closing price of the Shares on the TSX immediately prior to the time of the grant of an Option;

(ii)
where the Shares are suspended from or are not listed for trading on the TSX but are listed for trading on another stock exchange or over the counter market, the closing price of the Shares on the stock exchange or over the counter market which is the principal trading market for the Company’s Shares, as may be determined for such purpose by the Committee; or

(iii)
where the Company is a reporting issuer, but the Shares are not listed for trading on a stock exchange or over the counter market, or where the Company is not a reporting issuer, the value which is determined by the Committee to be the fair value of the Shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Shares in private transactions negotiated at arm’s length.

(m)	“Option” means an option to purchase Shares granted pursuant to the terms of this Plan;

(n)	“Option Certificate” means the certificate to be entered into between the Company and an Optionee, specifying the terms of the Option being granted to the Optionee under the Plan;

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(o)	“Option Price” means the exercise per Share for an Option which shall be expressed in Canadian funds or in the United States dollar equivalent thereof;

(p)	“Optionee” means a person to whom an Option has been granted;

(q)
“Person” means a natural person, company, government, or political subdivision or agency of a government; and where two or more Persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such syndicate or group shall be deemed to be a Person;

(r)	“Plan” means this Stock Option Plan of the Company;

(s)	“Qualified Successor” means a person who is entitled to ownership of an Option upon the death of an Optionee, pursuant to a will or the applicable laws of descent and distribution upon death;

(t)	“Related Entity” means, for an issuer or person, a Person that controls or is controlled by the issuer or person or that is controlled by the same Person that controls the issuer;

(u)
“Reorganization” means any statutory merger, plan of arrangement, statutory consolidation, statutory compulsory acquisition, sale of all or substantially all of the assets of the Company, or sale, pursuant to an agreement with the Company, of securities of the Company;

(v)	“Restricted Securities” has the meaning set out in subsection 1.1(h) hereof;

(w)
“Shareholder Approval” means approval by the affirmative votes of the holders of a majority of the voting securities of the Company present, or represented, and entitled to vote at a meeting duly held in accordance with applicable corporate laws;

(x)	“Shares” means the common shares without par value in the capital of the Company;

(y)   “Term” means the period of time during which an Option ~~may be exercised~~ is outstanding; and

(z)	“TSX” means the Toronto Stock Exchange.

2.	STATEMENT OF PURPOSE

2.1
Principal Purposes - The principal purposes of the Plan are to provide the Company with the advantages of the incentive inherent in share ownership on the part of employees, officers, directors, and consultants responsible for the continued success of the Company; to create in such individuals a proprietary interest in, and a greater concern for, the welfare and success of the Company; to encourage such individuals to remain with the Company; and to attract new employees, officers, directors and consultants to the Company.

2.2
Benefit to Shareholders - The Plan is expected to benefit shareholders by enabling the Company to attract and retain personnel of the highest caliber by offering such personnel an opportunity to share in any increase in value of the Shares resulting from their efforts.

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3.	ADMINISTRATION

3.1	Board or Committee - Subject to the direction of the Board, the Plan shall be administered by the Committee.

3.2
Committee - The Committee shall administer the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan.  The Committee shall continue to serve until otherwise directed by the Board.

3.3
Quorum and Voting - A majority of the members of the Committee shall constitute a quorum, and, subject to the limitations in this Section 3, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum. No member of the Committee who is a director to whom an Option may be granted may participate in the decision to grant such Option (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee in which action is taken with respect to the granting of an Option to him or her).

3.4	Powers of Committee - The Committee shall have the authority to review the following matters in relation to the Plan and to make recommendations on such matters to the Board:

(a)	administration of the Plan in accordance with its terms;

(b)	determination of all questions arising in connection with the administration, interpretation, and application of the Plan, including all questions relating to the value of the Shares;

(c)
correction of any defect, supply of any information or reconciliation of any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(d)	prescription, amendment and rescission of the rules and regulations relating to the administration of the Plan;

(e)	determination of the duration and purpose of leaves of absence from employment which may be granted to Optionees without constituting a termination of employment for purposes of the Plan;

(f)	with respect to the granting of Options:

(i)
determination of the employees, officers, directors or consultants of the Company or a Related Entity of the Company, any Related Entity of such persons, and individuals employed by a Person providing management services to the Company, to whom Options shall be granted, based on the eligibility criteria set out in this Plan;

(ii)	determination of the terms and provisions of the Option Certificate which shall be entered into with each Optionee (which need not be identical with the terms of any other Option Certificate);

(iii)	amendment of the terms and provisions of an Option Certificate, provided the Committee obtains:

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(A)	the consent of the Optionee; and

(B)	the approval of any stock exchange on which the Company is listed, where required;

(iv)	determination of when Options shall be granted;

(v)	determination of the number of Shares subject to each Option;

(vi)	determination of the vesting schedule, if any, for the exercise of any Option; and

(g)	all other determinations necessary or advisable for administration of the Plan.

3.5
Approvals - The Company will use its best efforts to obtain any regulatory or shareholder approvals which may be required pursuant to applicable securities laws or the rules of any stock exchange or over the counter market on which the Shares are listed.

3.6
Administration by Committee - The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan. In addition, the Committee’s administration of the Plan shall in all respects be consistent with the policies and rules of any stock exchange or over the counter market on which the Shares are listed.

4.	ELIGIBILITY

4.1
Eligibility for Options - Options may be granted to any employee, officer, director or consultant of the Company or a Related Entity of the Company, to a Related Entity of such persons, and to an individual employed by a Person providing management services to the Company.

4.2	Limitation - The grant of Options under the Plan is subject to the limitation that the aggregate of:

(a)	the number of Shares issuable to Insiders (including their Associates), at any time; and

(b)	the number of Shares issued to Insiders (including their Associates), within any one year period,

under the Plan, or when combined with all of the Company’s other security based compensation arrangements, cannot exceed 10% of the issued and outstanding Shares.

4.3
No Violation of Securities Laws -  No Option shall be granted to any Optionee unless the Committee has determined that the grant of such Option and the exercise thereof by the Optionee will not violate the securities law of the jurisdiction in which the Company and the Optionee reside.

5.	SHARES SUBJECT TO THE PLAN

5.1
Number of Shares - The Board, based on recommendations by the Committee, may grant Options under the Plan from time to time to purchase an aggregate of up to a maximum of 7.25% of the number of Shares which are issued and outstanding on a rolling basis as at the Date of Grant of any Option.  Such maximum number of Shares issuable under the Plan shall be made available from authorized, but unissued, Shares.  The maximum number of Shares issuable under the Plan shall be adjusted, where necessary, to take account of the events referred to in Section 10 hereof.

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5.2
Expiry of Option - If an Option expires or terminates for any reason without having been exercised in full, the unpurchased Shares subject thereto shall again be available for the purposes of the Plan.

5.3	Reservation of Shares - The Company will at all times reserve for issuance and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

5.4
Grants of Other Options to Purchase Shares - Neither the existence of this Plan nor any provision contained in it shall be interpreted as restricting the powers of the Board to, in its discretion, grant options to purchase Shares outside of the Plan.

5.5	Grants to the Board - With respect to grants of Options to the Board:

(a)	the aggregate number of Shares reserved for issuance to Optionees who are non-employee members of the Board shall not exceed 1.0% of the issued and outstanding Shares of the Company; and

(b)   ~~the maximum~~ in respect of ~~the fair market value~~ grants of Options ~~granted to an Optionee who~~ to any individual that is a non~~-~~-employee member of the Board ~~shall not exceed CDN$100,000 per fiscal year.~~, the initial grant of Options to such person is not subject to any limit, but thereafter such individual may not be granted Options in any one year period having a Black-Scholes value in excess of CDN$100,000.

6.	OPTION TERMS

6.1	Option Certificate - With respect to each Option to be granted to an Optionee, the following terms shall be specified in the Option Certificate between the Company and the Optionee:

(a)	the number of Shares subject to purchase pursuant to such Option;

(b)	the Date of Grant;

(c)	the Term;

(d)	the Option Price, provided that the Option Price shall not be less than the Market Price of the Shares on the Date of Grant;

(e)	subject to Section 6.2 below, any vesting schedule upon which the exercise of an Option is contingent; and

(f)	such other terms and conditions as the Committee deems advisable and are consistent with the purposes of this Plan.

6.2
Vesting Schedule - The Board, taking into account the recommendations of the Committee, shall have complete discretion to set or vary the terms of any vesting schedule for each Option granted, including, without limitation, discretion to:

(a)	allow full and immediate vesting upon the grant of such Option;

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(b)	permit partial vesting in stated percentage amounts based on the length of the Term of such Option; and

(c)	permit full vesting after a stated period of time has passed from the Date of Grant.

6.3
Amendments to Options - Amendments to the terms of previously granted Options are subject to regulatory approval, if required.  In particular, if required by the TSX, Disinterested Shareholder Approval shall be required for:

(a)	a reduction in the Option Price; or

(b)	an extension of the Term,

of a previously granted Option if the Optionee is an Insider of the Company or an Associate of an Insider at the time of the proposed amendment.  In this event, only the Insider whose Option is being amended and such Insider’s Associates shall be required to abstain from voting in relation to the Disinterested Shareholder Approval.

6.4	Uniformity - Except as expressly provided herein, nothing contained in this Plan shall require that the terms and conditions of Options granted under the Plan be uniform.

6.5
Amendment of Expiration of Term of Option During Blackout Period - Notwithstanding the provisions of subsection 6.1(c) or the date of expiration of the Term of an Option determined in accordance with this Plan (“Fixed Term”), the date of expiration of the Term of an Option will be adjusted, without being subject to Board or Committee discretion, to take into account any blackout period imposed on the Optionee by the Company as follows: if the Fixed Term expiration date falls within a blackout period imposed on the Optionee by the Company or falls within 10 business days after the end of such blackout period, then the Fixed Term expiration date is to the close of business on the 10th business day after the end of such blackout period.

7.	EXERCISE OF OPTION

7.1
Method of Exercise - Subject to any limitations or conditions imposed upon an Optionee pursuant to the Option Certificate or Section 6 hereof, an Optionee may exercise an Option by giving written notice thereof to the Company at its principal place of business.

7.2
Compliance with U.S. Securities Laws - As a condition to the exercise of an Option, the Committee may require the Optionee to represent and warrant in writing at the time of such exercise that the Shares are being purchased only for investment and without any then-present intention to sell or distribute such Shares.  A stop-transfer order against such Shares may be placed on the stock books and records of the Company, and a legend, indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable United States federal and state securities laws, may be endorsed on the certificates representing such Shares in order to assure an exemption from registration.  The Committee also may require such other documentation as may from time to time be necessary to comply with United States federal and state securities laws.  The Company has no obligation to undertake registration of Options or the Shares issuable upon the exercise of the Options.

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7.3
Payment of Option Price - The notice described in Section 7.1 shall be accompanied by full payment of the aggregate Option Price to the extent the Option is so exercised.  Such payment shall be in lawful money (Canadian funds) by cheque, wire transfer or bank order.

7.4
Issuance of Certificates - As soon as practicable after exercise of an Option in accordance with Sections 7.1 and 7.3 hereof, the Company shall issue a certificate or certificates evidencing the Shares with respect to which the Option has been exercised. Until the issuance of such certificate or certificates, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the certificate is issued, except as provided by Section 10 hereof.

7.5
Withholding Taxes - The Company shall have the authority to take steps for the deduction and withholding, or for the advance payment or reimbursement by the Optionee to the Company, of any taxes or other required source deductions which the Company is required by law or regulation of any governmental authority whatsoever to remit in connection with this Plan, or any issuance of Shares.  Without limiting the generality of the foregoing, the Company may, in its sole discretion:

(a)	deduct and withhold additional amounts from other amounts payable to a Optionee;

(b)
require, as a condition of the issuance of Shares to an Optionee that the Optionee make a cash payment to the Company equal to the amount, in the Company’s opinion, required to be withheld and remitted by the Company for the account of the Optionee to the appropriate governmental authority and the Company, in its discretion, may withhold the issuance or delivery of Shares until the Optionee makes such payment; or

(c)
sell, on behalf of the Optionee, all or any portion of Shares otherwise deliverable to the Optionee until the net proceeds of sale equal or exceed the amount which, in the Company’s opinion, would satisfy any and all withholding taxes and other source deductions for the account of the Optionee.

8.	TRANSFERABILITY OF OPTIONS

8.1	Non-Transferable - Except as provided otherwise in this Section 8 or by applicable securities laws, Options are non-assignable and non-transferable.

8.2
Death of Optionee - If an employee, officer, director or consultant of the Company or a Related Entity of the Company holding an Option directly, or indirectly through a Related Entity of such person, or an individual employed by a Person providing management services to the Company holding an Option dies, any Options held by such person or Related Entity of such person shall pass to the Qualified Successor of the Optionee, and shall be exercisable by the Qualified Successor until the earlier of one year following the date of death of such person and the expiry of the Term of the Option.

8.3
Disability of Optionee - If the employment of an employee or consultant of the Company or a Related Entity of the Company holding an Option directly, or indirectly through a Related Entity of such person, the employment of an individual employed by a Person providing management services to the Company holding an Option, or the position of a director or officer of the Company or a Related Entity of the Company holding an Option directly, or indirectly through a Related Entity of such person, is terminated by the Company or a Related Entity of the Company by reason of such person’s Disability, any Options held by such person or Related Entity of such person that could have been exercised immediately prior to such termination of service shall be exercisable by such Optionee, or by his Guardian, until the earlier of one year following the date of termination of service of such person and the expiry of the Term of the Option.

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8.4
Continuance of Vesting - Under this Section 8, options held by a Qualified Successor or exercisable by a Guardian shall, during the period prior to the expiry of the Term of the Option, continue to vest in accordance with any vesting schedule to which such Options are subject, but no acceleration of such vesting shall occur (except if such acceleration is specifically authorized by the Board, taking into account any recommendation of the Committee).

8.5
Deemed Non-Interruption of Employment - Subject to any determination in writing by the Committee under subsection 3.4(e), employment shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence, if the period of such leave did not exceed 90 days or, if longer, for so long as the Optionee’s right to reemployment with the Company or any Related Entity is guaranteed either by statute or by contract.  If the period of such leave exceeds 90 days and the Optionee’s re-employment is not so guaranteed, then his or her employment shall be deemed to have terminated on the 91st day of such leave, unless otherwise notified in writing by the Committee.

9.	TERMINATION OF OPTIONS

9.1	Termination of Options - To the extent not earlier exercised or terminated in accordance with section 8 above, an Option shall terminate at the earliest of the following dates:

(a)	the termination date specified for such Option in the Option Certificate;

(b)   where an employee, officer, director or consultant of the Company or a Related Entity of the Company, holding an Option directly, or indirectly through a Related Entity of such person, or an individual employed by a Person providing management services to the Company holding an Option, is terminated for cause~~,~~: (i) the date of such termination for cause; or (ii) such later date determined by the Board, which can be no later than the expiry date of the Term of the Option;

(c)   where an employee, officer, director or consultant of the Company or a Related Entity of the Company, holding an Option directly, or indirectly through a Related Entity of such person, or an individual employed by a Person providing management services to the Company holding an Option, either (i) resigns such Person’s position without prejudice to the Company in accordance with the applicable employment agreement, services contract or terms of engagement; or (ii) is terminated for a reason other than such Person’s Disability, death or termination for cause~~, the earlier of~~:

(i)   if such Person has not continuously served as a director of, or has not been engaged or employed continuously on a full time basis by, the Company for 2.5 years (30 months) or more as at the date of such resignation or termination, the earlier of: (A) 90 days after such date of resignation or termination ~~and~~; and (B) the expiry date of the Term of the Option, or  such later date determined by the Board which shall not be later than the expiry date of the Term of the Option; or

(ii)   if such Person has continuously served as a director of, or has been engaged or employed continuously on a full time basis by, the Company for 2.5 years (30 months) or more as at the date of such resignation or termination, the expiry date of the Term of the Option; and

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(d)	the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option in violation of Section 8.1 above.

9.2
No Acceleration of Vesting - For greater certainty, in the event of termination of an Option under subsections 9.1(b), (c) or (d) above, unless otherwise set out in the Option Certificate for such Option or as otherwise determined by the Board (taking into account any recommendations of the Committee) at any time and subject to the Optionee’s rights under sections 10.4 and 10.6:

(a)	there shall be no acceleration of the vesting period of any Option terminated under subsections 9.1(b), (c) or (d); and

(b)   the original vesting schedule of any Option which will be terminated under subsection 9.1(c) shall continue ~~during~~ until the ~~90 day~~ termination ~~period referred to in subsection 9.1(c)~~ of the Option.

9.3
Termination In Connection With Reorganization - After the completion of a Reorganization described in Section 10.2, if an Optionee has received ~~an Assumed Option or~~ a Substituted Option ~~(each~~ as described in Section 10.2~~)~~ and such Optionee’s position is terminated in the circumstances described in subsection 9.1(c), the provisions of subsection 9.1(c) and the related provisions of Subsection 9.2 shall apply mutatis mutandis except that, if a longer period than the 90-day period set out in subsection 9.1(c) is provided for in the equivalent provisions of the stock option plan, agreement, certificate or other instrument governing the ~~Assumed Option or~~ Substituted Option, then such longer period shall apply.

9.4
Lapsed Options – If Options are surrendered, terminated or otherwise expire without being exercised in whole or in part, new Options may be granted covering the Shares not purchased under such Options, provided that the Company complies with the relevant rules of the TSX.

10.	ADJUSTMENTS TO OPTIONS

10.1
Alteration in Capital Structure  - If there is any material alteration in the capital structure of the Company through or by means of a declaration of stock dividends of the Shares or consolidations, subdivisions or reclassifications of the Shares, or otherwise, the number of Shares available under the Plan, the Shares subject to any Option and the Option Price therefor shall be adjusted proportionately by the Board and, if required, approved by the TSX or any other stock exchange having authority over the Company or the Plan, and such adjustment shall be effective and binding for all purposes of the Plan.

10.2   Corporate Reorganization Where Company is Acquired - In the event of a Reorganization in which the Company is not the surviving or acquiring corporation, or in which the Company is or becomes a wholly-owned subsidiary of another corporation as a result of such Reorganization becoming effective, the surviving or acquiring corporation or entity shall be required to provide for:

~~(a)~~	~~the assumption of each Option granted under this Plan (“Assumed Option”); or~~
~~(b)~~	~~the substitution of another option of equivalent value therefor (“Substituted Option”); or~~
~~(c)~~	~~the distribution to each eligible Optionee of securities, property or cash of appropriate value (as determined by the Board),~~

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(a)   the assumption of each Option granted under this Plan or the substitution of another option of equivalent value, each on substantially equivalent terms (a “Substituted Option”), as a replacement for each Option granted under this Plan, such that the right to receive Shares on the exercise of an Option shall be converted, under the Substituted Option, into the right to receive such securities, property and/or cash which the Optionee would have received upon such Reorganization if the Optionee had exercised his or her Option immediately prior to the record date applicable to such Reorganization, and where applicable, the exercise price shall be adjusted proportionately ~~by the Board and such adjustment~~; or

(b)   the distribution to each eligible Optionee of securities, property and/or cash of appropriate value (as determined by the Board), but only in circumstances in which the Optionee would only have received cash or securities or other property that is not listed for trading on any stock exchange, if the Optionee had exercised his or her Option immediately prior to the record date applicable to such Reorganization;

and the provision of Substituted Options, or the distribution of such securities, property and/or cash, in either case as approved by the Board, shall be binding on all Optionees for all purposes of ~~the~~ this Plan.

10.3
Amalgamation, Merger or Arrangement Where the Company is Not Acquired - If the Company amalgamates, merges or enters into a plan of arrangement with or into another corporation in circumstances other than as subscribed in section 10.2 above, the right to receive Shares on the exercise of an Option shall be converted into the right to receive such securities, property or cash which the Optionee would have received upon such amalgamation, merger or arrangement if the Optionee had exercised his Option immediately prior to the record date applicable to such amalgamation, merger or arrangement, and where applicable, the exercise price shall be adjusted proportionately by the Board and such adjustment shall be binding for all purposes of the Plan.

10.4
Acceleration of Vesting on Change in Control - Upon a Change in Control, all Options shall become immediately exercisable, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject.  To the extent possible, the Committee or the Board shall give notice to Optionees not less than 30 days prior to the consummation of a Change in Control.

10.5
Determinations to be Made - Adjustments and determinations under this Section 10 shall be made by the Committee or the Board, whose decisions as to the adjustments or determinations which shall be made, and the extent thereof, shall be final, binding, and conclusive.

10.6
Effect of a Takeover - If a bona fide offer (the “Offer”) for Shares is made to an Optionee or to shareholders generally or to a class of shareholders which includes the Optionee, which Offer constitutes a takeover bid within the meaning of section 92 of the British Columbia Securities Act, as amended from time to time, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon any Option held by an Optionee may be exercised in whole or in part by the Optionee notwithstanding any contingent vesting provisions to which such Option may have otherwise been subject, so as to permit the Optionee to tender the Shares received upon such exercise (the “Optioned Shares”) to the Offer. If:

(a)	the Offer is not completed within the time specified therein; or

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(b)	all of the Optioned Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the offeror pursuant thereto;

the Optioned Shares or, in the case of clause (b) above, the Optioned Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued shares and with respect to such returned Optioned Shares, the Option shall be reinstated as if it had not been exercised, and any vesting schedule shall also be reinstated. If any Optioned Shares are returned to the Company under this Section, the Company shall refund the exercise price to the Optionee for such Optioned Shares.

11.	TERMINATION AND AMENDMENT OF PLAN

11.1
Power to Terminate or Amend Plan - Subject to the approval of any stock exchange on which the Company’s securities are listed, the Board may terminate, suspend or amend the terms of the Plan; provided, however, that, except as provided in Section 10 above, and as long as the Company is a “reporting issuer” under the securities laws of any jurisdiction in Canada, the Board may not amend the Plan in any of the following respects without obtaining, within 12 months either before or after the Board’s adoption of a resolution authorizing such action, Shareholder Approval, and, where required, Disinterested Shareholder Approval:

(a)	increase the fixed maximum number or percentage of Shares which may be issued under the Plan;

(b)	materially increase the benefits accruing to participants under the Plan;

(c)	add any form of financial assistance;

(d)	make any amendment to a financial assistance provision which is more favourable to participants under the Plan;

(e)	reduce the Option Price;

(f)	allow for the cancellation or reissuance of any Option granted under the Plan;

(g)	extend the Term of any Option;

(h)	permit Options granted under the Plan to be transferable or assignable other than for normal estate settlement purposes;

(i)	remove or increase the non-employee director participation limit; or

(j)	amend this Section 11.1 of the Plan.

For greater certainty, the Board may make any amendment to the terms of the Plan other than as described at subsections 11.1(a) to (~~i~~j) above without obtaining Shareholder Approval, including the following types of amendments:

(k)	amendments made for the purpose of correcting typographical or clerical errors, clarifying ambiguities or matters of interpretation, or updating statutory or regulatory references;

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(l)
the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Company, including a “cashless exercise” feature, payable in cash or shares; or

(m)	amendments for the purpose of complying with the requirements of any applicable regulatory authority or responding to legal or regulatory changes.

11.2
No Grant During Suspension of Plan - No Option may be granted during any suspension, or after termination, of the Plan. Amendment, suspension or termination of the Plan shall not, without the consent of the Optionee, alter or impair any rights or obligations under any Option previously granted.

12.	CONDITIONS PRECEDENT TO ISSUANCE OF SHARES

12.1
Compliance with Laws - Shares shall not be issued pursuant to the exercise of any Option unless the Shares are fully paid and non-assessable and the exercise of such Option and the issuance and delivery of such Shares comply with all relevant provisions of law, including, without limitation, the United States Securities Act of 1933, as amended, any applicable state or provincial securities or corporate laws, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the Shares may then be listed or otherwise traded.

12.2
Regulatory Approval to Issuance of Shares - The Company’s inability to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability with respect to the failure to issue or sell such Shares.

13.	USE OF PROCEEDS

13.1
Use of Proceeds - Proceeds from the sale of Shares pursuant to the Options granted and exercised under the Plan shall constitute general funds of the Company and shall be used for general corporate purposes.

14.	NOTICES

14.1
Notices - All notices, requests, demands and other communications required or permitted to be given under this Plan and the Options granted under this Plan shall be in writing and shall be either served personally on the party to whom notice is to be given, in which case notice shall be deemed to have been duly given on the date of such service; faxed or by electronic communication, in which case notice shall be deemed to have been duly given on the date the facsimile or electronic communication is sent; or mailed to the party to whom notice is to be given, by first class mail, registered or certified, return receipt requested, postage prepaid, and addressed to the party at his or its most recent known address, in which case such notice shall be deemed to have been duly given on the tenth postal delivery day following the date of such mailing.

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15.	MISCELLANEOUS PROVISIONS

15.1	No Obligation to Exercise - Optionees shall be under no obligation to exercise Options granted under this Plan.

15.2
No Obligation to Retain Optionee - Nothing contained in this Plan shall obligate the Company or any Related Company to retain an Optionee as an employee, officer, director, or consultant for any period, nor shall this Plan interfere in any way with the right of the Company or any Related Company to reduce such Optionee’s compensation.

15.3	Binding Agreement - The provisions of this Plan and each Option Agreement with an Optionee shall be binding upon such Optionee and the Qualified Successor or Guardian of such Optionee.

15.4	Use of Terms - Where the context so requires, references herein to the singular shall include the plural, and vice versa, and references to a particular gender shall include either or both genders.

15.5	Headings - The headings used in this Plan are for convenience of reference only and shall not in any way affect or be used in interpreting any of the provisions of this Plan.

15.6	No Representation or Warranty - The Company makes no representation or warranty as to the future market value of any Shares issued or issuable in accordance with the provisions of this Plan.

16.	EFFECTIVE DATE OF PLAN

16.1	Effective Date of Plan - This Plan shall become effective on the date of its acceptance by the shareholders of the Company.

16.2         Rollover from Prior Stock Option Plans - On the Effective Date, this Plan shall supersede all prior stock option plans of the Company and all outstanding stock options granted under prior stock option plans of the Company shall be rolled over into and be subject to the terms and conditions of this Plan. Any Options granted under this Plan will be subject to the terms of any successor stock option plan.

~~“David W. Adamson”~~
~~Authorized Signatory~~

  ~~Date approved by the Board of Directors of the Company:  May 16, 2011~~
  ~~Date approved by the Shareholders of the Company: June 29, 2011~~

Rubicon Minerals Corporation Information Circular	Page 62

SCHEDULE “D”

RUBICON MINERALS CORPORATION
(the “Company”)

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
1. Board of Directors (a) Disclose the identity of directors who are independent.

The Company has four (4) independent directors, namely: Julian Kemp, Bruce A. Thomas, Q.C., Michael D. Winship and Peter W. Rowlandson. These directors are considered independent under NI 52-110, the listing rules of the NYSE-MKT LLC, and the applicable rules and regulations of the U.S. Securities and Exchange Commission.  Christopher J. Bradbrook, who was a director of the Company until May 6, 2014, was also independent.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.
The Company has two (2) non-independent directors, namely: Michael A. Lalonde, who is not independent because he is the Company’s CEO and President, and Dr. David W. Adamson, who is not independent because he was an executive officer of the Company within the last three years.

(c)      Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors (the “board”) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

The Board consists of a majority of directors who are independent.
(d)      If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
The following directors are presently also directors of other reporting issuers as listed:
	Dr. David W. Adamson	Constantine Metal Resources Ltd. (TSX-V)
	Julian Kemp	Marathon Gold Corporation (TSX)
	Michael D. Winship	Orvana Minerals Corp., (TSX)

Rubicon Minerals Corporation Information Circular	Page 63

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
(e)      Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the Company’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The Board’s policy is to hold independent directors’ meetings at the end of each regularly scheduled Board meeting and, additionally, as determined by the independent Lead Director.  At these independent directors’ meetings, non-independent directors and members of management are not in attendance. During the financial year ended December 31, 2013, independent directors met six (6) times.

(f)      Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Dr. David W. Adamson has been the non-executive, non-independent Chairman of the Board since January 1, 2013.  Christopher J. Bradbrook served as the Independent Lead Director (the “Lead Director”) from his appointment on December 15, 2005 until May 6, 2014. Mr. Bradbrook’s responsibilities included (a) presiding over all meetings of the Board at which the Chairman, if any, is not present, including non-management directors’ meetings; (b) serving as liaison with the other independent directors; (c) consulting with the CEO regarding meeting agendas and information sent to the Board; and (d) notifying other members of the Board regarding any legitimate shareholder concerns of which he becomes aware.  Julian Kemp was appointed Interim Lead Director effective May 13, 2014.

The Board has developed a written position description for the Lead Director to ensure separation of the CEO and the Lead Director’s roles and responsibilities.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the Company’s most recently completed financial year.
The Board meets a minimum of five (5) times per year, usually every quarter and following the annual meeting of the Company’s shareholders. During 2013, the Board met six (6) times as follows:  on April 2, June 13, June 26, August 23, October 8 and December 17, 2013

The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. The Company also expects each director to attend the annual meeting of the Company’s shareholders barring unforeseen and unusual circumstances. Historically, a majority of the directors have attended the annual meetings of the Company’s shareholders.

The attendance record for the directors of the Company during 2013 was as follows:

	●	Dr. David W. Adamson	6
	●	Christopher J. Bradbrook	6
	●	Bruce A. Thomas, Q.C.	6
	●	Julian Kemp	6
	●	David R. Reid	6
	●	Michael A. Lalonde	6
	●	Michael D. Winship	6
	●	Peter M. Rowlandson	6

Rubicon Minerals Corporation Information Circular	Page 64

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
2. Board Mandate Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board has a written mandate as set out in its Corporate Governance Guidelines, effective December 30, 2005, amended March 25, 2011, March 30, 2012, April 2, 2013 and April 15, 2014, attached hereto as Schedule ”E”.

3.      Position Descriptions

(a)      Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Company has developed written position descriptions for the Chair and the Lead Director.  The roles and responsibilities of the Chair of each Board committee are delineated in the Company’s Corporate Governance Guidelines.

(b)      Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board has developed a written position description for the CEO.  The CEO has the ultimate responsibility for the management of the Company and reports directly to the Board to implement the strategic goals and objectives of the Company, and enables the Board to fulfill its governance function.  This position description was reviewed by the Corporate Governance and Nomination Committee and approved by the Board.

4.      Orientation and Continuing Education

(a)      Briefly describe what measures the board takes to orient new directors regarding:

    (i)  the role of the board, its committees and its directors; and

    (ii) the nature and operation of the Company’s business.

The Chair and the Lead Director are responsible for providing an orientation for new directors and ensuring that the new directors are provided with an education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors.  On-going training includes presentations by senior management to familiarize directors with the Company’s strategic plans, its significant financial, accounting and risk management issues, its compliance programs, and its internal and independent auditors.

The Board also holds an annual strategy session and this was held at the Board meeting on August 23, 2013.

(b)      Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Chair and the Lead Director are responsible for periodically providing materials for all directors on subjects relevant to their duties as directors of the Company.

Rubicon Minerals Corporation Information Circular	Page 65

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
5. Ethical Business Conduct (a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) which provides a framework for directors, officers, employees and consultants to maintain the highest standards of ethical conduct in corporate affairs.  Specifically, the purpose of the Code is to encourage among the Company’s representatives a culture of honesty, accountability, equality and fair business practice. The Code was updated on April 15, 2014.

(i) disclose how a person or company may obtain a copy of the code.
A copy of the Code is available on SEDAR at www.sedar.com.  The Company has also adopted a Whistleblower Policy to set out the procedure and contact information for employees and others to report any wrong-doings or suspected wrong-doings within the Company.  Complaints can be made internally to the Chair of the Company’s Audit Committee or externally to the Company’s legal counsel.

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
The Board is ultimately responsible for the implementation and administration of the Code and has designated the Chairman of the Corporate Governance and Nomination Committee for the day-to-day implementation and administration of the Code.  Any waivers from the Code that are granted for the benefit of the Company’s directors and executive officers will only be granted by the Board or a Board committee.

(iii)         provide cross-reference to any material change report filed since the beginning of the Company’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change reports have been filed pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.
(b)      Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Under the Company’s Corporate Governance Guidelines, the directors are required to disclose to the Board (and to any applicable committee) any financial interest or personal interest in any contract or transaction that is being considered by the Board or committee for approval.  The interested director shall abstain from voting on the matter and, in most cases, should leave the meeting while the remaining directors discuss and vote on such matter.  Disclosed conflicts of interest will be documented in the minutes of the meeting.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
The Board has instructed the Company to circulate the Company’s Corporate Disclosure Policy, Insider Trading Policy, Whistleblower Policy and the Code of Business Conduct and Ethics to all officers and employees of the Company and, where appropriate, to third parties with a connection to the Company and this was completed on April 30, 2013.

Rubicon Minerals Corporation Information Circular	Page 66

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
6. Nomination of Directors (a) Describe the process by which the board identifies new candidates for board nomination.

The process by which the Board identifies new candidates for Board nomination is provided in the Company’s Corporate Governance Guidelines and the Corporate Governance and Nomination Committee Charter.  When a Board vacancy occurs or is contemplated, the Corporate Governance and Nomination Committee will recommend qualified individuals for nomination to the Board.

Directors are elected yearly at our annual shareholders’ meeting and serve on the Board until the following annual shareholders’ meeting, at which time they either stand for re-election or resign from the Board. If no meeting is held, each director serves until his or her successor is elected or appointed, unless the director resigns earlier.  The Board has established a Majority Voting Policy (formerly known as the Director Resignation Policy), which sets out the circumstances under which a director would be compelled to submit a resignation or be asked to resign.

The Majority Voting Policy requires that any nominee for director who receives a greater number of votes “withheld” than “for” his or her election shall tender his or her resignation to the Board following the annual shareholders’ meeting, to take effect immediately upon acceptance by the Board. Upon receipt of such conditional resignation, the Corporate Governance and Nomination Committee will consider the matter and, as soon as possible, make a recommendation to the Board regarding whether or not such resignation should be accepted. After considering the recommendation of the Corporate Governance and Nomination Committee, the Board will decide whether or not to accept the tendered resignation. The Board is expected to accept the resignation except in situations where extenuating circumstances would warrant the director continuing to serve on the Board.  The resignation will be effective when accepted by the Board. The Board will, not later than 90 days after the annual shareholders’ meeting, issue a press release which either confirms that they have accepted the resignation or provides an explanation for why they have refused to accept the resignation. The director tendering his or her resignation will not participate in any meeting of the Board or the Corporate Governance and Nomination Committee at which the resignation is considered. Subject to any restrictions or requirements contained in applicable corporate law or the Company’s constating documents, the Board may: (a) leave a resulting vacancy unfilled until the next annual shareholders’ meeting; (b) appoint a replacement director whom the Board considers merits the confidence of the shareholders; or (c) call a special meeting of shareholders to elect a replacement director who may be a person nominated by management. The policy does not apply in respect of any contested shareholders’ meeting, which is any meeting of shareholders where the number of nominees for director is greater than the number of directors to be elected.

Rubicon Minerals Corporation Information Circular	Page 67

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
(b)      Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Board has a Corporate Governance and Nomination Committee consisting of Bruce A. Thomas, Q.C. (Chair), and Julian Kemp, each of whom is considered “independent” as that term is defined in NI 52-110 and under NYSE-MKT Rule 803A.

Effective January 1, 2014, the Nominating Committee and the Corporate Governance Committee combined to form the Corporate Governance and Nomination Committee.

During 2013, the Corporate Governance Committee met twice as follows:  on November 18 and December 12, 2013; and the Nominating Committee met once on December 12, 2013.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The Corporate Governance and Nomination Committee Charter provides that:

The Corporate Governance and Nomination Committee’s responsibilities are to review on an annual basis the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board and any perceived needs. The Corporate Governance and Nomination Committee Charter was updated this year to better reflect the Company's approach to enhancing diversity on the Board by specifically providing that the committee will give equal consideration to women for Board positions.  In addition, on an annual basis, the committee will assess the Board’s compliance with laws and policies relating to the independence of certain Board members.

The Board has delegated to the Corporate Governance and Nomination Committee the authority set out in the Corporate Governance and Nomination Committee Charter which includes the committee forming and delegating authority to sub-committees and the Corporate Governance and Nomination Committee retaining persons having special competencies to assist the committee in fulfilling its responsibilities.

The process to be taken by the Corporate Governance and Nomination Committee for nomination of candidates for election to the Board includes the Corporate Governance and Nomination Committee identifying the need to add new Board members, with careful consideration of the mix of qualifications, skills and experiences represented on the Board; the chair of the Corporate Governance and Nomination Committee coordinates the search for qualified candidates with input from management and other Board members; the Corporate Governance and Nomination Committee may engage a search firm to assist in identifying potential nominees; prospective candidates are interviewed; and the Corporate Governance and Nomination Committee will recommend a nominee and seek full Board endorsement of the selected candidate based on its judgment as to which candidate will best serve the interest of the Company’s shareholders.

Rubicon Minerals Corporation Information Circular	Page 68

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES

The other primary functions of the Corporate Governance and Nomination Committee are to review the Corporate Governance Guidelines on an annual basis and if considered appropriate by the committee, to suggest changes to the Board; to review whether any director who has a change of employer or primary occupation or whose occupational responsibilities are substantially changed from when the director was elected to the Board (excluding retirement) should resign as a director and make the appropriate recommendations to the Board; to review critically each director’s continuation on the Board every year;  to establish a process for the evaluation of the performance of the Board and each of its committees; and such other tasks as may be assigned to the committee by the Board from time to time.

7. Compensation (a) Describe the process by which the board determines the compensation for the Company’s directors and officers.

The Company’s Compensation Committee makes recommendations to the Board on the remuneration of senior officers and directors of the Company.  The Compensation Committee also administers the Company’s Stock Option Plan.  The Compensation Committee may recommend to the Board the granting of stock options to directors of the Company as well as recommend directors’ fees, if any, from time to time.  Directors may also be compensated in cash and/or equity for their expert advice and contribution towards the success of the Company.  Shareholders will be given the opportunity to vote on all new or substantially revised equity compensation plans for directors as required by regulatory policies.

(b)      Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Company’s Compensation Committee is comprised of Bruce A. Thomas, Q.C. (Chair), and Julian Kemp, each of whom is considered “independent” as that term is defined in NI 52-110 and under NYSE-MKT Rules 803A and 805.

During 2013, the Compensation Committee met once on August 19, 2013.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The role of the Compensation Committee is primarily to administer the Company’s Stock Option Plan and to make recommendations to the Board on the remuneration of senior officers and directors of the Company, the evaluation of the CEO and CEO succession planning.

Rubicon Minerals Corporation Information Circular	Page 69

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
(d)           If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Compensation Committee retained services of Coopers Consulting Ltd., independent third party executive compensation consultants, to purchase compensation surveys related to the mining industry, to make compensation recommendations to the Board in respect of the 2013 fiscal year for officers and directors and to provide an analysis of executive long term incentive plans.

8. Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
The Board also has a Health, Safety, Environment and Sustainability Committee and a Finance Committee. The primary function of the Health, Safety, Environment and Sustainability Committee is to promote safe work practices and assist in creating a safe and healthy workplace by recommending to the Board, health, safety and environmental policies and policy improvements that would assist the Company to comply with all applicable laws and regulations during exploration, development, operation and closure activities.

During 2013, the Health, Safety, Environment and Sustainability Committee met four (4) times as follows:  on March 7, June 10, August 22 and December 16, 2013.

During 2013, the Finance Committee met 14 times as follows:  on March 15, April 25, May 13, June 10, June 13, June 20, June 26, September 9, September 16, September 24, November 4, November 29, December 5 and December 15, 2013.

9.      Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Corporate Governance Guidelines provide that the Corporate Governance and Nomination Committee shall review critically each director’s continuation on the Board every year considering among other things, a director’s service on other Boards and the time involved in such other service, and establish a process for the evaluation of the performance of the Board and each of its committees, which should include a solicitation of comments from all directors and a report annually to the Board and the results of this evaluation.

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SCHEDULE “E”

RUBICON MINERALS CORPORATION

CORPORATE GOVERNANCE GUIDELINES

The following Corporate Governance Guidelines (the “Guidelines”) have been approved by the Board of Directors (the “Board”) of Rubicon Minerals Corporation (the “Company”), and along with the charters and key practices of the committees of the Board, provide the framework for the governance of the Company.

1.	MISSION AND PRIMARY RESPONSIBILITIES OF THE BOARD

The mission of the Board is to oversee the business affairs of the Company always with the best interests of the Company in mind so as to ensure the long-term financial strength of the Company and the creation of enduring shareholder value.  The Board must also maintain a sense of responsibility to the Company’s customers, employees, suppliers and the communities in which it operates.

The primary responsibilities of the Board are to:

(a)	develop, monitor and, where appropriate, modify the Company’s strategic plan;

(b)	review and, where appropriate, approve the financial and business goals and objectives, major corporate actions and internal controls of the Company;

(c)	regularly monitor the effectiveness of management policies and decisions;

(d)	evaluate and, with input from the Compensation Committee, select and set the compensation level of the Chief Executive Officer (the “CEO”) and other senior officers;

(e)	identify and assess major risks facing the Company and review options for their mitigation;

(f)	ensure that the Company’s business is conducted with the highest standards of ethical conduct and in conformity with applicable laws and regulations;

(g)
review, with input from the Audit Committee, the financial performance and financial reporting of the Company and assess the scope, implementation and integrity of the Company's internal control systems;

(h)
appoint the officers of the Company (giving equal consideration to women), ensuring that they are of the calibre required for their roles and planning for their succession as appropriate from time to time; and

(i)	establish and oversee committees of the Board as appropriate, approve their mandates and approve any compensation of their members as both members of the Committees and as Board members.

2.	DIRECTOR QUALIFICATIONS AND SELECTION

2.1	Board and Director Requirements

The directors will be elected each year by the shareholders at the annual meeting of shareholders.  The Board will propose nominees to the shareholders for election to the Board at such meeting. Nominees who receive a

Rubicon Minerals Corporation Information Circular	Page 71

greater number of votes “withheld” than votes “for” election must promptly tender their resignation for the consideration of the Board in accordance with a Majority Voting Policy.  Between annual meetings of shareholders, the Board may appoint directors to serve until the next such meeting.

Each director should possess the following minimum qualifications: (a) the highest personal and professional ethics, integrity and values; (b) commitment to representing the long-term interests of the Company and the shareholders; (c) relevant business or professional experience; and (d) sufficient time to effectively fulfill duties as a Board member.

The Board will have a majority of “independent” directors, as such term is defined in National Instrument 52-110, the applicable rules of the NYSE MKT and any applicable stock exchange rules, each as may be amended or replaced from time to time.

3.	BOARD LEADERSHIP AND TERM

3.1	Board Leadership

The Board selects the Chair of the Board (“Chair”) in the manner and based on the criteria that it deems best for the Company at the time of selection.  The role of the Chair and CEO should be separate, where possible.  The Chair shall perform such duties and responsibilities as outlined in the Chair of the Board of Directors Charter.  Unless the Chair is an independent director, or if there is no Chair appointed, the Board will have a designated lead independent director of the Board (“Lead Independent Director”), who will meet the Company’s independence criteria.  The Lead Independent Director shall perform such duties and responsibilities as outlined in the Lead Independent Director Charter.

3.2	Directors’ Tenure Policy

The Board believes that it is in the best interests of the Company that any management director whose employment at the Company terminates for any reason (including normal retirement) is expected to promptly resign from the Board, unless expressly agreed otherwise in advance.

3.3	Term Limits and Re-election

The Board does not believe it is appropriate or necessary to limit the number of terms a director may serve because of the time and effort necessary for each director to become familiar with the business of the Company.  As an alternative to term limits, the Corporate Governance and Nomination Committee and Chair or Lead Director will review critically each director’s continuation on the Board every year.

3.4	Changes to the Board

Changes to the Board will be announced by press release.

4.	DUTIES OF BOARD MEMBERS

4.1	Director Responsibilities

All directors must exercise their business judgment to act in a manner they reasonably believe to be in the best interest of the Company and in the best interests of its shareholders as appropriate.  Directors must be willing to devote sufficient time and effort to learn the business of the Company, and must ensure that other commitments do not materially interfere with service as a director. In discharging their obligations, directors are entitled to rely on management and the advice of the Company’s outside advisors and auditors, but must at all times have a reasonable basis for such reliance.  Directors are expected to attend Board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities.

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 The directors are entitled to have the Company purchase reasonable directors’ and officers’ liability insurance on their behalf, and to the benefits of indemnification to the fullest extent permitted by law, the Company’s charter documents and any indemnification agreements.

4.2	Service on Other Boards of Directors

The Company recognizes that its directors benefit from service on boards of directors of other companies, so long as such service does not significantly conflict with the interests of the Company.

Prior to accepting a position on the board or executive position of another reporting issuer, a Director must advise the Chairman of the Corporate Governance and Nomination Committee of the proposed position and all information available to the Director regarding: (a) the business of the other reporting issuer; (b) whether the Company has any contractual or other relationship with the other reporting issuer; (c) whether any other Director or senior executive of the Company is a director, officer or employee of the other reporting issuer;  (d) the expected time commitment in serving in that position with the other reporting issuer; and (e) any potential issues that may arise from good governance guidelines issued by Institutional Shareholder Services (“ISS”) and similar organizations.  The Corporate Governance and Nomination Committee will provide the Director with their views as to whether accepting such position is expected to conflict with the interests of the Company.

4.3	Conflicts of Interest

Directors are required to disclose to the Board (and any applicable committee) any financial interest or personal interest in any contract or transaction that is being considered by the Board or committee for approval.  The interested director shall abstain from voting on the matter and, in most cases, should leave the meeting while the remaining directors discuss and vote on such matter.  Disclosed conflicts of interest will be documented in the minutes of the meeting.

If a director has any significant conflict of interest with the Company that cannot be resolved, the director will promptly resign.

4.4	Company Loans and Corporate Opportunities

The Company will not make any personal loans or extensions of credit to directors or executive officers of the Company.

A director that possesses a business opportunity related to the Company’s business shall make such business opportunity available to the Company.  The director may pursue the business opportunity for the director’s own account or on the account of another if the Company informs the director in writing that the Company will not pursue the opportunity.

4.5	Director Orientation and Continuing Education

The Chair and the Lead Director will be responsible for mentoring and counselling new members of the Board to assist them in becoming active and effective directors and ensuring that a process is in place to monitor legislation and best practices which relate to the responsibilities of the Board in order to periodically provide materials for all directors on subjects relevant to their duties as directors.  Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company’s strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Code of Business Conduct and Ethics, its principal officers and its internal and independent auditors.

Each director is encouraged to visit one of the Company’s significant properties at least once every two years.

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4.6	Share Ownership Guidelines

All directors are encouraged to have a significant long-term financial interest in the Company, but no director is required to be a shareholder of the Company.

5.	BOARD COMPENSATION

5.1	Directors’ Fees

Directors are entitled to receive reasonable directors’ fees and other compensation for their services as directors and committee members as may be determined from time to time by the Board, with input from the Compensation Committee, as well as reimbursement of expenses incurred on Company business or in attending Board or committee meetings.

5.2	Additional Compensation

In addition to directors’ fees, directors may be compensated in cash and/or equity for their expert advice and contribution towards the success of the Company.  The form and amount of such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals: (i) compensation should be commensurate with the time spent by directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and (ii) the structure of the compensation should be simple, transparent and easy for shareholders to understand.

6.	BOARD MEETINGS AND COMMUNICATIONS

6.1	Attendance at Meetings

The number of scheduled Board meetings will vary with the circumstances, but the Board will meet at least once every financial quarter including following the annual meeting of shareholders held each year.  In addition, special Board meetings will be called as necessary.  Directors should make reasonable efforts to attend all meetings of the Board and of all Board committees upon which they serve.  Any director candidate nominated for election at the annual meeting of shareholders is expected to attend such shareholders’ meeting.

6.2	Board Agendas

The Chair, if any, or if there is no Chair, the Lead Director, will establish the agenda for each Board meeting in advance.  Each director is free to suggest the inclusion of items on the agenda and to raise at any Board meeting subjects that are not on the agenda for that meeting.  The Board will review the Company’s long-term strategic plans and the principal issues that the Company will face in the future during at least one Board meeting each year.

6.3	Board Material Distribution

Meeting agendas and other materials for review, discussion and/or action of the Board should, to the extent practicable, be distributed sufficiently in advance of meetings to allow time for review prior to the meeting.  Directors are required to review such materials before Board meetings to enable a full discussion at the meetings.  Presentations to the Board may rely on directors having reviewed information set forth in the briefing materials, thus allowing more time for discussion, clarification and feedback.

6.4	Access to Management and Independent Advisors

Directors have full and free access to officers and employees of the Company.  Any meetings or contacts that a director wishes to initiate may be arranged through the CEO or the Corporate Secretary or directly by the director.  The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company.

The Board has the power to hire independent legal, financial or other advisors as it may deem necessary.

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6.5	Executive Sessions of Non-Management Directors

Non-management directors will meet in executive session at a scheduled Board meeting at least once per year and special meetings can be called as often as necessary.  The Lead Director will lead such sessions.  If there is no Lead Director appointed, the Board will designate a lead independent director to lead such sessions.  Minutes of each meeting must be prepared.

6.6	Communications with Interested Parties

Any interested party that is not an employee, officer or director of the Company, who desires to contact the Company's lead director or the other members of the Board may do so by writing to the Corporate Secretary, Rubicon Minerals Corporation, Suite 1540 – 800 West Pender Street, Vancouver, BC. V6C 2V6.  Any such communication should state the number of shares of the Company beneficially owned by the party making the communication, if such interested party owns shares.  The Corporate Secretary will forward to the lead director any such communication addressed to him or to the Board generally, and will forward such communication to other directors (including all non-management directors), as appropriate, provided that such communication addresses a legitimate business issue.  For any communication relating to accounting, auditing or fraud, such communication will be forwarded immediately to the chair of the Audit Committee.

7.	EVALUATION AND SUCCESSION

7.1	Annual Performance Evaluation of the Board, its Committees and Individual Directors

The Board will conduct an annual self-evaluation to determine whether it, its committees and each individual director are functioning effectively.  The Corporate Governance and Nomination Committee, in conjunction with the Chair of the Board and the Lead Independent Director, will ensure that there is an appropriate system in place for the evaluation of the performance of the Board, each of its committees and each individual director which should include a solicitation of comments from all directors and a report to the Board on the results of such evaluation.  Such an assessment should consider:

(a)	in the case of the Board or a committee, its mandate and charter; and

(b)	in the case of an individual director, the applicable position description(s) as well as the competencies and skills each individual director is expected to bring to the Board.

7.2	CEO Evaluation

The Compensation Committee will conduct an annual review of the CEO’s performance.  The Board will review the Compensation Committee’s report in order to ensure that the CEO is providing the best leadership for the Company.  The evaluation should be based on criteria including performance of the business, accomplishment of long-term strategic objectives, the handling of extraordinary events and development of management.  The criteria should ensure that the CEO’s interests are aligned with the long-term interests of the Company and its shareholders.  The evaluation will be used by the Compensation Committee in the course of its deliberations when considering the compensation of the CEO.  In the absence of a Compensation Committee, only independent directors will conduct the review of the CEO’s performance.

7.3	Succession Planning

The Compensation Committee should make an annual report to the Board on succession planning which should include policies and principles for CEO selection and performance review as well as policies regarding succession in the event of an emergency or the retirement of the CEO.  The entire Board will work with the Compensation Committee to evaluate and nominate potential successors to the CEO.  In the absence of a Compensation Committee, the Board should perform these functions.

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8.	BOARD COMMITTEES

8.1	Committee Structure

The Board will have at all times an Audit Committee, a Corporate Governance and Nomination Committee and a Compensation Committee unless the Board otherwise determines.  The Board may from time to time establish additional committees as necessary or appropriate, delegating to such committees all or part of the Board’s power.  Such additional committees will have a majority of “independent” members, as such term is defined in National Instrument 52-110, the applicable rules of the NYSE-MKT, any applicable stock exchange rules and the applicable rules and regulations of the U.S. Securities and Exchange Commission, each as may be amended or replaced from time to time.  In general, committees of the Board are utilized to focus on issues that may require in-depth scrutiny.  All significant findings of a committee are presented to the full Board for discussion and review.

8.2	Audit Committee

The Audit Committee shall be composed entirely of independent directors.  The primary function of the Audit Committee is to assist the Board in its oversight of the nature and scope of the annual audit, management’s reporting on internal accounting standards and practices, financial information and accounting systems and procedures, and financial reporting and statements.

8.3	Corporate Governance and Nomination Committee

The Corporate Governance and Nomination Committee should be composed entirely of independent directors. The Corporate Governance and Nomination Committee should review with the Board, on an annual basis, the appropriate skills and characteristics required by Board members in the context of the current make-up of the Board. The Corporate Governance and Nomination Committee will endeavour to recommend qualified individuals who, if added to the Board, would provide the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company.  The Corporate Governance and Nomination Committee should review these Guidelines on an annual basis or as otherwise needed, and make recommendations to the Board of any suggested changes.  The Corporate Governance and Nomination Committee is responsible for administering the Company’s Code of Business Conduct and Ethics, and will perform such other tasks as indicated in these Guidelines, or as assigned by the Board from time to time.  In the event the Board determines to discontinue the Corporate Governance and Nomination Committee, functions described herein as functions of the Corporate Governance and Nomination Committee shall be performed by the independent directors of the Company or a committee composed of such directors, as directed by the Board.

8.4	Compensation Committee

The Compensation Committee should be composed entirely of independent directors.  The primary function of the Compensation Committee is to review and recommend to the Board appropriate compensation policies, practices and awards for the Company’s employees, executives, committee members and Board members.

In the event the Board determines to discontinue the Compensation Committee, functions described herein as functions of the Compensation Committee shall be performed by the independent directors of the Company, unless otherwise stated herein.

8.5	Health, Safety, Environment and Sustainability Committee

The Health, Safety, Environment and Sustainability Committee should be composed entirely of independent directors.  The primary function of the Health, Safety, Environment and Sustainability Committee is to promote safe work practices and assist in creating a safe and healthy workplace, by recommending to the Board, health, safety and environment policies and policy improvements that would assist the Company to

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comply with all applicable laws and regulations during exploration, development, operation and closure activities.

8.6	Committee Charters and Responsibilities

Each key committee will have its own charter.  The charters will establish the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board. The charters will also provide that each committee will evaluate its performance on an annual basis.

8.7	Committee Agendas

The chair of each committee, in consultation with the committee members will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee’s charter. The chair of each committee, in consultation with the appropriate members of the committee and management, will develop the agenda for each committee meeting.

8.8	Advisors

All committees of the Company have the power to hire independent legal, financial or other advisors, as they deem necessary.

9.	CODE OF BUSINESS CONDUCT AND ETHICS

All directors, officers and employees will comply with the Company’s Code of Business Conduct and Ethics, which reaffirms with Company’s high standards of business conduct.  The Code of Business Conduct and Ethics is part of the Company’s continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity.  In the unlikely event of a waiver, any such waivers of this Code for directors or officers will be approved by the Corporate Governance and Nomination Committee and such waiver will be properly disclosed to shareholders as required by law.

10.	MISCELLANEOUS

These Guidelines are not intended to modify, extinguish or in any other manner limit the indemnification, exculpation and similar rights available to the directors of the Company under applicable law and/or the Company’s articles and/or its charter documents.  Although these Guidelines have been approved by the Board, it is expected that these Guidelines will evolve over time as customary practice and legal requirements change.  In particular, guidelines that encompass legal, regulatory or exchange requirements, as they currently exist will be deemed to be modified as and to the extent such legal, regulatory or exchange requirements are modified.  In addition, these Guidelines may also be amended by the Board at any time as it deems appropriate.

Nothing in these Guidelines should be construed or interpreted as limiting, reducing or eliminating the obligation of any director, officer or employee of the Company to comply with all applicable laws.  Conversely, nothing in these Guidelines should be construed or interpreted as expanding applicable standards of liability under provincial or federal law for directors or officers of the Company.

Approved and Adopted by the Board Effective December 30, 2005,
Updated March 25, 2011; Updated March 30, 2012; Updated April 2, 2013; Updated April 15, 2014

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